UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Report on review of consolidated condensed
interim financial statements

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the consolidated condensed balance sheet of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries as at June 30, 2024 and the related consolidated condensed statements of income and comprehensive income for the quarter and six-month period then ended, and the consolidated condensed statements of changes in stockholders' equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these consolidated condensed interim financial statements in accordance with the International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard IAS 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB).

Other matters

Statement of value added

The consolidated condensed interim financial statements referred to above include the statement of value added consolidated condensed for the six-month period ended June 30, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated condensed interim financial statements, for the purpose of concluding whether it is reconciled with the consolidated condensed interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this statement of value added condensed has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the consolidated condensed interim financial statements taken as a whole.

São Paulo, July 31, 2024

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Caio Fernandes Arantes

Accountant CRC 1SP222767/O-3

*Values expressed in thousands, except when indicated

Consolidated Condensed Balance Sheet

ASSETS	Note	06/30/2024	12/31/2023

Cash		20,524,918	23,122,550

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	246,872,884	208,921,896
Debt instruments		108,703,391	84,291,192
Equity instruments		4,153,274	3,422,154
Derivatives	18	33,492,930	29,269,652
Loans and advances to customers		4,249,228	3,040,712
Balances With The Brazilian Central Bank		96,274,061	88,898,186

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	65,023,575	59,052,090
Debt instruments		65,005,938	59,036,137
Equity instruments		17,637	15,953

Financial Assets Measured At Amortized Cost	3.a	751,868,542	723,710,121
Loans and amounts due from credit institutions		30,055,165	25,716,845
Loans and advances to customers		542,692,939	514,936,423
Debt instruments		92,563,830	101,087,321
Reserves at the Central Bank of Brazil		86,556,608	81,969,532

Hedging Derivatives	18	29,177	25,069

Non-Current Assets Held For Sale	4	897,464	914,072

Investments in Associates and Joint Ventures	5.a	3,601,636	1,609,780

Tax Assets		55,965,073	52,839,470
Current		8,998,528	9,393,766
Deferred		46,966,545	43,445,704

Other Assets		6,245,417	5,996,651

Tangible Assets	6.a	6,454,630	7,085,564

Intangible Assets		32,512,314	32,375,513
Goodwill	7	27,852,329	27,852,568
Other intangible assets	8	4,659,985	4,522,945

Total Assets		1,189,995,630	1,115,652,776

Condensed Consolidated Interim Financial Statements | June 30, 2024|5

*Values expressed in thousands, except when indicated

LIABILITIES AND STOCKHOLDERS' EQUITY
	Note	06/30/2024	12/31/2023

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	68,957,804	49,581,441
Trading derivatives	18	28,702,049	23,763,857
Short positions		35,594,396	19,831,991
Other financial liabilities		97,359	-
Marketable debt securities		4,564,000	5,985,593

Financial Liabilities Measured at Amortized Cost	9.a	956,994,933	910,550,506
Deposits from Brazilian Central Bank and deposits from credit institutions		143,742,002	118,511,957
Customer deposits		595,027,066	583,220,576
Marketable debt securities		124,845,138	124,397,422
Debt Instruments Eligible to Compose Capital		21,381,908	19,626,967
Other financial liabilities		71,998,819	64,793,584

Hedging Derivatives	18	63,411	1,176,571

Provisions	10.a	11,943,774	11,473,781
Provisions for pension funds and similar obligations		2,088,632	2,543,504
Provisions for judicial and administrative proceedings, commitments and other provisions		9,855,142	8,930,277

Tax Liabilities		10,407,514	8,999,893
Current		5,401,805	5,300,461
Deferred		5,005,709	3,699,432

Other Liabilities		24,054,691	19,014,230

Total Liabilities		1,072,422,127	1,000,796,422

Stockholders' Equity		122,369,690	118,421,219
Share Capital	11.a	65,000,000	55,000,000
Reserves	11.c	504,825	607,677
Treasury shares	11.d	(880,182)	(1,106,783)
Dividends	11.b	57,745,047	63,920,325

Other Comprehensive Income		(5,101,444)	(3,968,215)

Stockholders' Equity Attributable to the Parent		117,268,246	114,453,004

Non - Controlling Interests		305,257	403,350

Total Stockholders' Equity		117,573,503	114,856,354
Total Liabilities and Stockholders' Equity		1,189,995,630	1,115,652,776

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | June 30, 2024|6

*Values expressed in thousands, except when indicated

Consolidated Condensed Statements of Income

	Notes	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 03/31/2023
Interest and similar income		32,763,817	30,854,182	65,367,807	63,003,357
Interest expense and similar charges		(18,896,125)	(21,016,966)	(38,113,187)	(40,607,149)
Net Interest Income		13,867,692	9,837,216	27,254,620	22,396,208
Income from equity instruments		36,201	24,269	38,214	28,553
Income from companies accounted by the equity method	5.a	63,945	48,166	127,544	105,893
Fee and commission income		5,976,556	5,306,574	11,591,890	11,061,127
Fee and commission expense		(1,657,394)	(1,519,584)	(3,342,858)	(3,277,724)
Gains (losses) on financial assets and liabilities (net)		(2,339,496)	2,498,577	(1,047,282)	2,942,649
Financial assets measured at fair value through profit or loss		(1,355,925)	2,465,849	102,586	3,345,509
Financial instruments not measured at fair value through profit or loss		(462,681)	(156,846)	(851,732)	(429,835)
Other		(520,890)	189,574	(298,136)	26,975
Exchange differences (net)		1,978,104	(1,191,979)	1,694,005	(797,898)
Other operating expense		(81,703)	(155,288)	(293,317)	(385,153)
Total Income		17,843,905	14,847,951	36,022,816	32,073,655
Administrative expenses		(5,017,831)	(4,759,485)	(9,999,969)	(9,526,611)
Personnel expenses	13.a	(2,860,816)	(2,643,850)	(5,787,631)	(5,309,884)
Other administrative expenses	13.b	(2,157,015)	(2,115,635)	(4,212,338)	(4,216,727)
Depreciation and amortization		(668,717)	(686,059)	(1,350,504)	(1,374,436)
Tangible assets	6.a	(403,996)	(477,216)	(827,189)	(950,913)
Intangible assets	8	(264,721)	(208,843)	(523,315)	(423,523)
Provisions (net)		(1,308,879)	(1,124,825)	(2,424,021)	(2,160,799)
Impairment losses on financial assets (net)		(7,511,626)	(6,056,141)	(14,310,995)	(14,108,478)
Financial instruments measured at amortized cost	3.b.2	(7,511,626)	(6,056,141)	(14,310,995)	(14,108,478)
Impairment losses on other assets (net)		(26,756)	(35,949)	(74,480)	(67,356)
Other intangible assets	8	-	(2,388)	-	(5,137)
Other assets		(26,756)	(33,561)	(74,480)	(62,219)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		1,943,773	917,258	1,795,185	970,859
Gains (losses) on non-current assets held for sale not classified as discontinued operations		17,616	(20,456)	30,359	(2,170)
Operating Income Before Tax		5,271,485	3,082,294	9,688,391	5,804,664
Income taxes	12	(1,638,057)	(1,477,401)	(2,994,035)	(1,152,300)
Net income for the semester		3,633,428	1,604,893	6,694,356	4,652,364
Profit attributable to the Parent		3,617,479	1,592,595	6,669,525	4,632,622
Profit attributable to non-controlling interests		15,949	12,298	24,831	19,742

The accompanying notes from Management are an integral part of these financial statements.

Condensed Consolidated Interim Financial Statements | June 30, 2024|7

*Values expressed in thousands, except when indicated

Consolidated Condensed Statements of Comprehensive Income

		04/01 a 06/30/2024	04/01 a 06/30/2023	01/01 a 06/30/2024	01/01 a 06/30/2023
Profit for the Period		3,633,428	1,604,893	6,694,356	4,652,364

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	.	(617,550)	711,855	(1,039,007)	967,927

Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(569,088)	433,640	(904,680)	524,733
Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(1,024,823)	637,283	(1,533,718)	957,801
Taxes	.	455,735	(203,643)	629,038	(433,068)

Cash flow hedges		(48,462)	278,215	(134,327)	443,194
Valuation adjustments		(92,409)	530,514	(256,142)	845,104
Taxes		43,947	(252,299)	121,815	(401,910)

Other Comprehensive Income that won't be reclassified for Net income:		167,389	(396,752)	(94,222)	(414,332)

Defined Benefits plan		171,123	(396,752)	171,123	(414,332)
Defined Benefits plan		311,095	(689,588)	311,095	(689,588)
Taxes		(139,972)	292,836	(139,972)	275,256

Others		(3,734)	-	(265,345)	-
IFRS 17 adjustments		23,319	-	2,978	-
Goodwill in acquisitions of subsidiaries		(17,726)	-	(274,734)	-
Others		-	-	7,602	-
Taxes		(9,327)	-	(1,191)	-

Total Comprehensive Income		3,183,267	1,919,996	5,561,127	5,205,959

Attributable to the parent		3,167,318	1,907,698	5,536,296	5,186,217
Attributable to non-controlling interests		15,949	12,298	24,831	19,742
Total		3,183,267	1,919,996	5,561,127	5,205,959

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | June 30, 2024|8

*Values expressed in thousands, except when indicated

Consolidated Condensed Statements of Changes in Stockholders' Equity

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income		Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total		Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)		(2,895,520)	859,370	-	-	(1,695,283)	110,182,834		497,342	110,680,176
Total comprehensive income		-	-	-	-	4,632,622	524,733		(414,332)	-	-	-	443,194	5,186,217		19,742	5,205,959
Net profit attributable to the Parent Company		-	-	-	-	4,632,622	-		-	-	-	-	-	4,632,622		19,742	4,652,364
Other comprehensive income		-	-	-	-	-	524,733		(414,332)	-	-	-	443,194	553,595		-	553,595
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	524,733		-	-	-	-	-	524,733		-	524,733
Employee Benefits Plan		-	-	-	-	-	-		(414,332)	-	-	-	-	(414,332)		-	(414,332)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-		-	-	-	-	443,194	443,194		-	443,194
Dividends and Interest on Equity	11.b	-	-	-	-	(3,200,000)	-		-	-	-	-	-	(3,200,000)		-	(3,200,000)
Share-based compensation	11.d	-	41,063	-	-	-	-	-		-	-		41,063	41,063
Unrealized profit		-	-	-	116,281	-	-		-	-	-	-	-	116,281		-	116,281
Other		-	-	262,340	-	-	-		-	-	-	-	-	262,340		(8,050)	254,290
Destinations:
Dividend equalization reserve		-	-	1,432,622	-	(1,432,622)	-		-	-	-	-	-	-		-	-
Balance on June 30, 2023		55,000,000	486,841	62,137,776	(1,103,035)	-	(230,276)		(3,309,852)	859,370	-	-	(1,252,089)	112,588,735		509,034	113,097,769
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)		(3,515,753)	859,370	(27,931)	-	(1,066,330)	114,453,004		403,350	114,856,354
Total comprehensive income		-	-	-	-	6,669,525	(904,680)		171,123	-	1,787	(267,132)	(134,327)	5,536,296		24,831	5,561,127
Net profit attributable to the Parent Company		-	-	-	-	6,669,525	-		-	-	-	-	-	6,669,525		24,831	6,694,356
Other comprehensive income		-	-	-	-	-	(904,680)		171,123	-	1,787	(267,132)	(134,327)	(1,133,229)		-	(1,133,229)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(904,680)		-	-	-	-	-	(904,680)		-	(904,680)
Employee Benefits Plan		-	-	-	-	-	-		171,123	-	-	-	-	171,123		-	171,123
Adjustments IFRS 17		-	-	-	-	-	-		-	-	1,787	-	-	1,787		-	1,787
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-		-	-	-	-	(134,327)	(134,327)		-	(134,327)
Other equity valuation adjustments – goodwill in acquisitions of subsidiaries		-	-	-	-	-	-		-	-	-	(274,734)	-	(274,734)		-	(274,734)
Other equity valuation adjustments – others		-	-	-	-	-	-		-	-	-	7,602	-	7,602		-	7,602
Dividends and interest on capital	11.b	-	-	-	-	(3,000,000)	-		-	-	-	-	-	(3,000,000)		-	(3,000,000)
Share-based compensation	11.d	-	(102,852)	-	-	-	-		-	-	-	-	-	(102,852)		-	(102,852)
Treasury shares	11.d	-	-	-	226,601	-	-		-	-	-	-	-	226,601		-	226,601
Prescribed dividends		-	-	23,301	-	-	-		-	-	-	-	-	23,301		-	23,301
Unrealized profit		-	-	137,334	-	-	-		-	-	-	-	-	137,334		-	137,334
Capital increase		10,000,000	(10,000,000)
Other		-	-	(5,438)	-	-	-		-	-	-	-	-	(5,438)		(122,924)	(128,362)
Sale / Incorporation / Acquisition		-	-	-	-	-	-		-	-	-	-	-	-		(117,777)	(117,777)
Other		-	-	(5,438)	-	-		(5,147)		-	-	-	-	(5,438)	(5,147)	(5,147)	(10,585)
Destinations:
Dividend equalization reserve		-	-	3,669,525	-	(3,669,525)	-		-	-	-	-	-	-		-	-
Balances as of June 30, 2024		65,000,000	504,825	57,745,047	(880,182)	-	(1,122,251)		(3,344,630)	859,370	(26,144)	(267,132)	(1,200,657)	117,268,246		305,257	117,573,503
Changes in the Period		10,000,000	(102,852)	(6,175,278)	226,601	-	(904,680)		171,123	-	1,787	(267,132)	(134,327)	2,815,242		(98,093)	2,717,149

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | June 30, 2024|9

*Values expressed in thousands, except when indicated

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
1. Cash Flows From Operating Activities
Net income for the period		6,694,356	4,652,364
Adjustments to profit		3,470,644	42,211,932
Depreciation of tangible assets	6.a	827,189	950,913
Amortization of intangible assets	8	523,315	423,523
Impairment losses on other assets (net)		74,480	67,356
Provisions and Impairment losses on financial assets (net)		16,735,016	16,269,277
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(1,825,734)	(968,689)
Income from companies accounted by the equity method	5.a	(127,544)	(105,893)
Deferred tax assets and liabilities		(2,004,588)	(2,904,608)
Monetary Adjustment of Escrow Deposits		(365,044)	(335,867)
Recoverable Taxes		(163,471)	(277,737)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		4,842	(448,188)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(10,824,060)	29,443,557
Other		616,243	98,288
Net (increase) decrease in operating assets		(84,810,576)	(97,146,949)
Financial Assets Measured At Fair Value Through Profit Or Loss		(19,433,245)	(53,953,547)
Financial Assets Measured at Fair Value through Other Comprehensive Income		(7,843,358)	3,359,866
Financial Assets Measured At Amortized Cost		(55,935,236)	(50,394,636)
Other assets		(1,598,737)	3,841,368
Net increase (decrease) in operating liabilities		70,179,461	43,243,377
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		19,376,363	12,474,690
Financial liabilities at amortized cost		45,628,444	27,222,064
Other liabilities		5,174,654	3,546,623
Tax paid		(3,142,902)	(4,019,057)
Total net cash flows from operating activities (1)		(7,609,017)	(11,058,333)
2. Cash Flows From Investing Activities
Investments		(1,568,775)	(1,882,275)
Subsidiary acquisition, less net cash on acquisition		(119,020)	179,762
Tangible assets		(362,879)	(861,350)
Intangible assets		(725,005)	(939,740)
Non-collective assets for sale		(361,871)	(260,947)
Disposal		548,319	828,930
Tangible assets		166,624	444,851
Intangible assets		9,146	204,266
Non-Current Assets Held For Sale		372,549	179,813
Dividends and interest on capital received		398,748	127,875
Total net cash flows from investing activities (2)		(621,708)	(925,470)
3. Cash Flows From Financing Activities
Acquisition of own shares	11.d	226,601	116,281
Issuance of other long-term liabilities		4,154,253	47,232,812
Dividends and interest on capital paid		(2,861,624)	(2,767,995)
Payments of other long-term liabilities		(6,802,975)	(25,358,540)
Interest Payments on Debt Instruments Eligible to Capital		107,564	(421,856)
Net increase in non-controlling interests		(117,777)	-

Total net cash flows from financing activities (3)		(5,293,958)	18,800,702
Exchange variation on Cash and Cash Equivalents (4)		(4,842)	448,188
Net Increase in Cash and cash equivalents (1+2+3+4)		(13,529,525)	7,265,087
Cash and cash equivalents at the beginning of the period		89,417,760	49,565,334
Cash and cash equivalents at the end of the period		75,888,235	56,830,421

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | June 30, 2024|10

*Values expressed in thousands, except when indicated

1.	Operating context, presentation of condensed consolidated financial statements and other information
a)	Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), controlled directly and indirectly by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the condensed consolidated interim Financial Statements for the semester ended June 30, 2024, at the meeting held on July, 30 2024.

The aforementioned Financial Statements were subject to a recommendation for approval issued by Banco Santander's Audit Committee and an unqualified report from the Independent Auditors.

b)	Presentation of condensed consolidated interim Financial Statements (prepared in accordance with IAS 34)

The Consolidated Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) (currently referred to by the IFRS® Foundation as “IFRS® accounting standards”) and the interpretations issued by IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically related to Banco Santander's Financial Statements, and only in relation to these, is being disclosed, and corresponds to the information used by Banco Santander in its administration.

c)	Other Information

c.1) Adoption of new standards and interpretations of existing standards.

· Amendments to IAS 1 – Presentation of Financial Statements: The amendments aim to specify the requirements for classifying liabilities as current or non-current. The amendments clarify what is meant by the right to postpone settlement; whereas the right to postpone must exist at the end of the financial reporting period; that the rating is not affected by the likelihood that the entity will exercise its right to postpone; and that only a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification. The changes to IAS 1 are effective from January 1, 2024 and Santander does not expect material impacts on the financial statements.

· Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies: Change of the term “significant accounting policies” to “material accounting policies”. The change also defines what is “material accounting policy information”, explains how to identify it and clarifies that immaterial accounting policy information does not need to be disclosed, but if are, which should not obscure relevant accounting information. The "IFRS Practice Statement 2 Making Materiality Judgments", also amended, provides guidance on how to apply the concept of materiality to accounting policy disclosures.

· Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: Requires entities to provide additional disclosures about their supplier financing agreements. The IASB issued these new requirements to provide users of financial statements with information that allows them to evaluate how supplier financing arrangements affect an entity's obligations and cash flows, and understand the effect of supplier financing arrangements on an entity's exposure. entity to liquidity risk and how the entity could be affected if the arrangements were no longer available to it. The changes to IAS 7 and IFRS 7 are effective from January 1, 2024 and Santander verified that there are no impacts on the financial statements.

· Amendment to IFRS 16 – Leases: Clarifies the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction in order to ensure that the seller-lessee does not recognize any amount of gain or loss that relates to the right to use that he keeps. The changes to IFRS 16 are effective from January 1, 2024 and Santander does not expect material impacts on the financial statements.

Condensed Consolidated Interim Financial Statements | June 30, 2024|11

*Values expressed in thousands, except when indicated

c.2) New standards and interpretations in force in future years

· IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) in the income statement structure. It also required companies to disclose explanations on performance measures defined by management related to the income statement.

These changes are effective for years beginning January 1, 2027. Santander is evaluating the impact of this change.

· Amendment to IAS 21 – Effects of Changes in Exchange Rates and Conversion of Financial Statements: If a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, a lack of convertibility may arise when a government imposes exchange controls that prohibit the exchange of a currency or that limit the volume of foreign currency transactions. The amendment to IAS 21 clarifies how entities should assess whether a currency is easily convertible and how they should determine a spot exchange rate for a currency that is difficult to exchange, as well as requiring the disclosure of information that allows users of the Financial Statements understand the impacts of a currency without convertibility. These changes are effective from January 1, 2025. Santander is evaluating the impacts of this change.

c.3) Estimates used

Consolidated results and the calculation of consolidated equity are impacted by accounting policies, assumptions, estimates and measurement methods used by the Bank's administrators in preparing the financial statements. The Bank makes estimates and assumptions that affect the reported values of assets and liabilities for future periods. All required estimates and assumptions, in accordance with IFRSs, are management's best estimate in accordance with the applicable standard.

In the consolidated financial statements, estimates are made by the Management of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and explanatory note disclosures.

c.3.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and on the disclosures in explanatory notes are described below:

i. Assessment of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Note 18.a&c of the Consolidated Interim Financial Statements as of June 30, 2024, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

ii. Provisions for losses on credits due to impairment

The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the loss due to impairment of loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generating capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, experience in the sector, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical experience of impairment and other circumstances known at the time of the assessment.

To measure the loss due to impairment of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical experience of impairment and other circumstances known at the time of the assessment.

Condensed Consolidated Interim Financial Statements | June 30, 2024|12

*Values expressed in thousands, except when indicated

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the lines Interest and similar expenses and Provisions (liquids).

The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.

iv. Provisions, contingent assets and liabilities

Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors. internal and external.

v. Goodwill

The recorded goodwill is subject to the recoverability test, at least once a year or in a shorter period, in the case of any indication of a reduction in the recoverable value of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a minimum period of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rates and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) client behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and changing any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there is evidence of a reduction in its recovery value, which is reviewed and approved by Management.

vi. Expectation of realization of Income Tax (IR) and Social Contribution (CS) tax credits

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying values of assets and liabilities and their respective calculation bases, and credits from tax losses and the negative basis of accumulated CSLL (Social Contribution on Net Profit). These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized.

Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to be used.

The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, making appropriate adjustments based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

Condensed Consolidated Interim Financial Statements | June 30, 2024|13

*Values expressed in thousands, except when indicated

2. Basis for consolidation

Below are highlighted the direct and indirect controlled entities and investment funds included in Banco Santander's Condensed Consolidated Financial Statements. Similar information about companies accounted for using the equity method by the Bank is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)			06/30/2024
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A. (GIRA)	Tecnology	7,488	-	98.74%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection and Recover of Credit Management	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	33,693	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Toro Participações S.A.	Other Activities	14,763	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Technology	328	-	0.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Corretora de Seguros
Fit Economia de Energia S.A. (1)	Capitalization	10,400	-	0.00%	65.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,559	-	0.00%	59.64%
Toro Investimentos S.A.	Broker	44,101	-	0.00%	13.23%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,362	-	0.00%	86.77%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	0.00%	0.00%

(1) The acquisition of the entity occurred on 06/03/2024. The consolidation of its balance sheet will be reflected from April onwards, with a delay.

Condensed Consolidated Interim Financial Statements | June 30, 2024|14

*Values expressed in thousands, except when indicated

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (2);
•	Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (3)
•	Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•	Fundo de Investimentos em Direitos Creditórios – Getnet;
•	Santander Flex Fundo de Investimento Direitos Creditórios (3);
•	San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (3);
•	D365 – Fundo De Investimento em Direitos Creditórios (3);
•	Fundo de Investimento em Direitos Creditórios Tellus (3); e
•	Fundo de Investimento em Direitos Creditórios Precato IV (3).

(1) Banco Santander appeared as a creditor in certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists of the contribution of properties as collateral for the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment in payment of the aforementioned credit operations.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, with all records coming from the financial position of Santander FI Hedge Strategies.

(3) Fund controlled by Return Capital Serviços de Recuperação de Crédito S.A.

Corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a)	Full incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A.

On June 30, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct controlling company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in Protocol and Justification of the operation. The implementation of the total incorporation of Apê11 did not imply an increase in SHI’ share capital, since all of the shares issued by Apê11 were held by SHI and, therefore, were already reflected in the equity investment account.

b)	Full incorporation of Mobills Labs Soluções Em Tecnologia Ltda. by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções Em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated, and its assets were absorbed by its direct controlling company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the operation. The implementation of the full incorporation of Mobills Labs did not imply an increase in Toro Investimentos’ share capital, since all of Mobills Labs’ emission quotas were held by Toro Investimentos and, therefore, already reflected in the equity investment account.

c)	Joint venture between Banco Santander (Brasil) S.A. and Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On June 27, 2024, following the conclusion of the conditions precedent for the operation announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the creation of a Joint Venture with the Pluxee Group (formerly Sodexo).

The economic rationality of the operation is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento S.A. (Current name of ” Ben Benefícios e Serviços Instituição de Pagamentos S.A.”) with Sodexo in Brazil and (ii) the ability of the combined company to explore the Santander's customer base to offer its products and services (i.e., in the capillarity of the Santander branch).

Condensed Consolidated Interim Financial Statements | June 30, 2024|15

*Values expressed in thousands, except when indicated

For the formation of the Joint Venture, Banco Santander contributed the amount equivalent to R$2,044 million attributed to: (i) its investment in its benefits subsidiary, Pluxee Instituição de Pagamento S.A. (Current name of” Ben Benefícios e Serviços Instituição de Pagamentos S.A.”); (ii) a portion of cash resources; (iii) the exclusivity contract to explore its customer base.

As a result of the operation, Banco Santander and the Pluxee Group now hold 20% and 80% interest, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the joint-venture vehicle.

d)	Total incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated, and its assets were absorbed by its direct controlling company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the operation. The implementation of the total incorporation of Mobills Corretora did not imply an increase in Toro Asset's share capital, since all of Mobills Corretra's issuing shares were held by Toro Asset and, therefore, already reflected in the equity investment account.

e)	Acquisition of the remaining portion of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A. by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”) – a wholly owned subsidiary of Banco Santander (Brasil) S.A. – entered into, together with the minority partners of Gira, the Integrated Management of Receivables of Agronegócio S.A. (“Gira”), determined a Share Purchase and Sale Agreement to acquire the 20% of Gira's share capital held by minority shareholders (“Operation”). As a result of the Transaction, Banco Santander (Brasil) S.A. now indirectly holds 100% of Gira's share capital.

f)	Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia ("Operation"). The completion of the Transaction is subject to compliance with certain suspensive conditions usual in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the conclusion of the Operation, Santander Corretora began to hold 70% of América Energia's shareholding.

g)	Acquisition of participation and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in view of compliance with the applicable precedent conditions, the operation for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it became hold 65% of the Company’s share capital (“Operation”). Additional information about the amounts acquired and consideration assumed is under evaluation and will be disclosed as applicable in future disclosures, in connection with the completion of accounting for the acquisition method which must occur within 1 year of the date of the transaction.

h)	Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

The acquisition occurred through the acquisition, by Santander, of 14,588,271 common, registered shares with no par value issued by the Company with payment under the following conditions:

a.	on the Closing Date, in the amount of R$291,529 (R$145,764 million paid on the Closing Date through TED and R$145,764 million paid in share deposit certificates, delivered in cash, on the Closing Date);

b.	R$92,536 to be paid by 01/31/2026, updated by CDI and after confirming the achievement of certain performance indicators stipulated in the Purchase and Sale Agreement, which will be measured on 12/31/2025.

i)	Acquisition of the remaining shareholding in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – signed, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), determined a Share Purchase and Sale Agreement to acquire the remaining 10% of Apê11’s share capital held by minority shareholders (“Operation”). As a result of the Operation, SHI now holds 100% of the Share Capital of Apê11.

Condensed Consolidated Interim Financial Statements | June 30, 2024|16

*Values expressed in thousands, except when indicated

j)	Total incorporation of Mob Soluções em Tecnologia Ltda. by Return Capital S.A. and Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. (“Mob”) was fully incorporated, and its assets were absorbed by its direct controlling company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions established in the Protocol and Justification of the operation. The implementation of the total incorporation of Mob did not imply an increase in Mobills' share capital, since all of Mob's emission quotas were held by Mobills and therefore already reflected in the equity investment account.

k)	Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

E On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) concluded the sale of shareholdings held (the ) by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), for Stellantis Services Ltd. (“Operation”).

With the conclusion of the Operation, Aymoré no longer holds a shareholding in Banco PSA and Santander Corretora de Seguros no longer holds a shareholding in Stellantis Corretora.

l)	Sale of portion of Santander Corretora's shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Operation”). With the conclusion of the Operation, Santander Corretora now holds 30% and Carsales holds 70% of the share capital of Webmotors.

3. Financial assets

a)	Classification by nature and category

The classification by nature and category for the purposes of evaluating the Bank's assets, except balances related to “Cash and cash equivalents” and “Derivatives used as Hedge”, o June 30, 2024 and December 31, 2023 is shown below:

				06/30/2024
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances with the Brazilian Central Bank	96,274,061	-	86,556,608	182,830,669
Loans and amounts due from credit institutions	-	-	30,055,165	30,055,165
Of which:
Loans and amounts due from credit institutions	-	-	30,056,463	30,056,463
Impairment losses (note 3-b.2)	-	-	(1,298)	(1,298)
Loans and advances to customers	4,249,228	-	542,692,939	546,942,167
Of which:
Loans and advances to customers, (1)	4,249,228	-	576,748,855	580,998,083
Impairment losses (note 3-b.2)	-	-	(34,055,916)	(34,055,916)
Debt instruments	108,703,391	65,005,938	92,563,830	266,273,159
Of which:
Debt instruments	108,703,391	65,005,938	94,624,954	268,334,283
Impairment losses (note 3-b.2)	-	-	(2,061,124)	(2,061,124)
Equity instruments	4,153,274	17,637	-	4,170,911
Trading derivatives	33,492,930	-	-	33,492,930
Total	246,872,884	65,023,575	751,868,542	1,063,765,001

Condensed Consolidated Interim Financial Statements | June 30, 2024|17

*Values expressed in thousands, except when indicated

				12/31/2023
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	88,898,186	-	81,969,532	170,867,718
Loans and amounts due from credit institutions	-	-	25,709,081	25,709,081
Of which:
Loans and amounts due from credit institutions	-	-	25,716,845	25,716,845
Impairment losses (note 3-b.2)	-	-	(7,764)	(7,764)
Loans and advances to customers	3,040,712	-	514,936,423	517,977,135
Of which:
Loans and advances to customers,(1)	3,040,712	-	548,495,491	551,536,203
Impairment losses (note 3-b.2)	-	-	(33,559,068)	(33,559,068)
Debt instruments	84,291,192	59,036,137	101,087,321	244,414,650
Of which:
Debt instruments	84,291,192	59,036,137	102,673,487	246,000,816
Impairment losses (note 3-b.2)	-	-	(1,586,166)	(1,586,166)
Equity instruments	3,422,154	15,953	-	3,438,107
Trading derivatives	29,269,652	-	-	29,269,652
Total	208,921,896	59,052,090	723,702,357	991,676,343
(1)	On June 30, 2024, the balance recorded in “Loans and advances to customers” referring to operations in the assigned credit portfolio is R$ 23.480 (12/31/2023 – R$ 26.696) and R$ 22.127 (12/31/2023 - R$ 25.497) of “Other financial liabilities - Financial Liabilities Associated with the Transfer of Assets”.

b) Valuation adjustments arising from loss of recoverable value of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the semester ended June 30, 2024, variations in the carrying value of financial assets and liabilities are recognized in the consolidated income statement and except in the case of financial assets measured at fair value through other comprehensive income, where changes in fair value are temporarily recognized in consolidated Net Equity, in “Other comprehensive income”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value remain in the Bank's consolidated Net Equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of losses in the recoverable value of these instruments, the amounts are no longer recognized in Net Equity under the heading "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Income Statement at the cumulative value on that date.

On June 30, 2024, the Bank analyzed the changes in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as arising from impairment losses. Consequently, all changes in the fair value of these assets are presented in "Other Comprehensive Income”. Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

b.2) Financial Assets Measured at Amortized Cost - Loans, other amounts with credit institutions, advances to customers and debt instrument

Changes in provisions for recoverable value losses of assets included in “Financial Assets Measured at Amortized Cost - Loans, Other Amounts with Credit Institutions, Advances to Customers and Debt Instrument” (1) in the periods ended June 30, 2024 and 2023 were as follows:

		01/01 to 06/30/2024		01/01 to 06/30/2023
Balance at beginning of the period	.	35,152,071	.	35,211,623
Provision for losses on financial assets	.	13,310,146	.	13,653,612
Write-off of impaired balances against recorded impairment allowance	.	(12,375,893)	.	(14,868,938)
Exchange Variation		32,014		(21,226)
Balance at end of the period (Note 3.a)	.	36,118,338	.	33,975,071
Provision for contingent liabilities (note 10.a)	.	446,449	.	432,684
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	36,564,787	.	34,407,755
Loans written-off recovery	.	344,094	.	889,393
Discount granted	.	(1,344,942)	.	(1,344,259)
(1)	Includes Provision for Losses of Financial Guarantee Contracts Provided.

Condensed Consolidated Interim Financial Statements | June 30, 2024|18

*Values expressed in thousands, except when indicated

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective proof of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of loan clauses or terms, and (iv) during bankruptcy proceedings.

Details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the periods ended June 30, 2024 and 2023 are as follows:

	01/01 to 06/30/2024	01/01 to 06/30/2023
Balance at beginning of the period	39,886,905	39,146,979
Net additions	13,207,886	17,265,368
Write-off of impaired balances against recorded impairment allowance	(12,892,624)	(16,205,843)
Balance at end of the period	40,202,167	40,206,504

d) Provisions for Losses of Financial Guarantee Contracts Provided

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the periods ended June 30, 2024 and 2023.

	01/01 to 06/30/2024	01/01 to 06/30/2023
Balances at the beginning of the period	378,145	340,005
Constitution of provisions for contingent liabilities	3,117	73,450
Balances at the end of period	381,262	413,455

4. Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5. Interests in associates and joint ventures

Joint Control

Banco Santander and its subsidiaries consider investments classified as joint control when they have a shareholders' agreement which defines that strategic, financial and operational decisions require the unanimous consent of all investors.

Significant Influence

Affiliates are entities over which the Bank is able to exercise significant influence (significant influence is the power to participate in the financial and operational policy decisions of the investee) but does not control or have joint control.

a)	Composition
			Participation %
	Activity	Country	06/30/2024	12/31/2023
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brazil	20.00%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.67%	16.67%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Other Activities	Brazil	66.67%	66.67%
Jointly Controlled by Car10 Tecnologia e Informação S.A.
Pag10 Fomento Mercantil Ltda.	Other Activities	Brazil	100.00%	100.00%

Condensed Consolidated Interim Financial Statements | June 30, 2024|19

*Values expressed in thousands, except when indicated

Jointly Controlled by Tecban
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%
Significant Influence of Banco Santander
Núclea S.A. (Atual denominação da CIP S.A.)	Other Activities	Brasil	17,53%	17.87%
Pluxee BenefÍcios Brasil S.A	Payment Method	Brasil	20.00%	0.00%
Significant Influence of Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	30.00%	30.00%

	06/30/2024			12/31/2023
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	12,756,801	12,650,904	105,897	13,123,616	13,018,222	105,394
Banco RCI Brasil S.A.	11,179,898	11,083,966	95,932	11,547,631	11,442,688	104,943
Estruturadora Brasileira de Projetos S.A. - EBP	3,580	3,719	(139)	1,784	1,783	1
Gestora de Inteligência de Crédito	1,200,902	1,214,918	(14,016)	1,257,492	1,295,424	(37,932)
Santander Auto S.A.	372,421	348,301	24,120	316,709	278,327	38,382
Jointly Controlled by Santander Corretora de Seguros	3,050,609	3,028,897	21,712	3,066,701	3,048,870	17,830
Tecnologia Bancária S.A. - TECBAN	2,795,019	2,750,340	44,679	2,815,300	2,795,143	20,156
Hyundai Corretora de Seguros	5,962	5,246	716	5,246	4,540	707
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	211,581	218,521	(6,940)	219,149	213,693	5,455
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	38,047	54,790	(16,743)	27,006	35,494	(8,488)
Significant Influence of Banco Santander	18,934,280	18,659,053	275,227	3,298,189	2,750,256	547,933
Núclea S.A. (current name of CIP S.A.)	2,401,653	2,126,426	275,227	3,298,189	2,750,256	547,933
Pluxee BenefÍcios Brasil S.A. (4)	16,532,627	16,532,627	-	-	-	-
Significant Influence of Banco Santander	547,446	458,667	88,779	485,398	366,626	118,772
Webmotors S.A.	547,446	458,667	88,779	485,398	366,626	118,772
Total	35,289,136	34,797,521	491,615	19,973,904	19,183,974	789,929
(1)	The Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder.
(2)	In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).
(3)	Banco Santander Brasil S.A, through its Subsidiary Santander Corretora de Seguros sold part of its shareholding in Webmotors S.A, to Carsales, thus disposing of 40% of the company's share capital in the Consolidated, as detailed in the note two.
	Investments		Results
	06/30/2024	12/31/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Jointly Controlled by Banco Santander	636,623	585,101	48,004	31,235
Banco RCI Brasil S.A.	534,383	491,623	38,268	24,366
Estruturadora Brasileira de Projetos S.A. - EBP	394	209	(5)	10
Gestora de Inteligência de Crédito	54,226	56,507	(2,280)	(2,950)
Santander Auto S.A.	47,620	36,762	12,021	9,809
Jointly Controlled by Santander Corretora de Seguros	303,500	293,840	4,659	(4,236)
Tecnologia Bancária S.A. - TECBAN	254,563	246,083	8,480	(4,978)
Hyundai Corretora de Seguros	1,965	1,607	358	118
Stellantis Corretora de Seguros e Serviços Ltda.	-	-	-	1,226
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	41,177	42,565	(1,388)	(673)
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	5,795	3,585	(2,791)	71
Significant Influence of Banco Santander	2,397,293	503,922	48,247	52,613
Núclea S.A. (current name of CIP S.A.)	353,293	503,922	48,247	52,613
Pluxee BenefÍcios Brasil S.A. (1)	2,044,000	-	-	-
Significant Influence of Santander Corretora de Seguros	264,220	226,917	26,634	26,281
Webmotors S.A.	264,220	226,917	26,634	26,281
Total	3,601,636	1,609,780	127,544	105,893

(1) The balance of the acquisition of stake in Pluxee includes your investment in its subsidiary, Ben Benefícios e Serviços Instituição de Pagamentos S.A. and goodwill generated from expected future profitability, as described in the Note 2.c.

The Bank does not have guarantees granted to companies with joint control and significant influence.

Condensed Consolidated Interim Financial Statements | June 30, 2024|20

*Values expressed in thousands, except when indicated

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b)	Variation

Below are the variations in the balance of this item in the periods ended June 30, 2024 and 2023:

	01/01 to 06/30/2024		01/01 to 06/30/2023
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	878,944	730,836	1,320,129	407,441
Change in scope of consolidation	-	-	(386,437)	386,437
Adjustment to market value	31,023	(108)	(32,055)	(895)
Add / Lower	190	-	353	(185,169)
Equity in earnings of subsidiaries	52,663	74,881	26,999	78,894
Dividends proposed / received	(27,694)	(188,099)	(50,218)	(13,956)
Jointly Controlled Capital Increase	5,000	2,044,000	5,000	54
Balance at end of exercise	940,126	2,661,510	883,770	672,806
Total Investments		3,601,636		1,556,576

c)	Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures in June 30, 2024 and December 31, 2023.

d)	Other information

Details of the principal jointly controlled company:

•	Banco RCI Brasil S.A.: Company constituted as a joint stock company with headquarters in Paraná, its main objective is to carry out investment, leasing, credit, financing and investment operations, aiming to sustain the growth of the Renault and Nissan automotive brands in the Brazilian market, with operations aimed at, mainly, financing and leasing to the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, and its operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

6. Permanent assets

The Bank's tangible assets refer to fixed assets for its own use. The Bank does not have tangible assets held as investment property or leased under operating leases. The Bank is also not a party to any financial lease agreement during the periods ending June 30, 2024 and 2023.

a)	Composition

Details, by asset category, of tangible assets in the consolidated balance sheets are as follows:

	Land and buildings	Furniture and equipment of use and vehicles	Property Lease	installations	Improvements to Third Party Properties	Fixed Assets in Progress	Total
Balance as of December 31, 2023	1,560,218	2,556,247	1,392,926	443,354	1,022,541	110,278	7,085,564
Addition	565	101,071	98,966	11,744	61,593	88,940	362,879
Write-off	(2,528)	(23,663)	(93,552)	(7,500)	(39,339)	(42)	(166,624)
Depreciation of the period	(34,387)	(439,123)	(206,620)	(45,991)	(101,068)	-	(827,189)
Transfers	-	125,891	-	7,076	19,589	(152,556)	-
Balance as of June 30, 2024	1,523,868	2,320,423	1,191,720	408,683	963,316	46,620	6,454,630

Depreciation expenses were recorded under the heading “Depreciation and amortization” in the income statement.

b) Losses due to non-recovery

In the period ended June 30, 2024, there was no impact of losses due to non-recovery (12/31/2023 – R$4,984)

c) Commitment to purchase tangible assets

As of June 30, 2024 and December 31, 2023, the Bank has no contractual commitments for the acquisition of tangible assets.

Condensed Consolidated Interim Financial Statements | June 30, 2024|21

*Values expressed in thousands, except when indicated

7. Intangible assets - Goodwill

The goodwill constitutes the excess between the acquisition cost and the Bank's share in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it he was allocated. Goodwill is recorded at its cost value less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying value of the goodwill related to the entity sold.

The recorded goodwill is subject to the recoverability test (note 1.c.3.1.v) and was allocated according to the operating segment (note 15).

Based on the assumptions described above, no loss of recoverable value of goodwill was identified on June 30, 2024.

	06/30/2024	12/31/2023
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Em Dia Serviços Especializados em Cobranças Ltda.	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,770
Olé Consignado (current corporate name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current corporate name of Ipanema Empreendimentos e Participações S.A.)	41,324	41,324
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	39,589	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
Apê11 Tecnologia e Negócios Imobiliários S.A.	9,777	9,777
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	-	5,271
FIT Economia de Energia S.A.	5,032	-
Total	27,852,329	27,852,568

		Commercial Bank
		12/31/2023
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		5.4%
Pre-tax discount rate		20.3%
Discount rate		13.0%

(1) Cash flow projections are based on Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation indices.

A quantitative goodwill recoverability test is performed annually. At the end of each year, an analysis is carried out regarding the existence of signs of impairment. In the period ended June 30, 2024, and fiscal year 2023 there was no evidence of impairment. In the goodwill recoverability test, discount and growth rates in perpetuity are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

Condensed Consolidated Interim Financial Statements | June 30, 2024|22

*Values expressed in thousands, except when indicated

8. Intangible assets - Other intangible assets

The movement of other intangible assets in the periods ended June 30, 2024, and 2023 was as follows:

	Movement of:
	12/31/2023 to 06/30/2024			12/31/2022 to 06/30/2023
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	4,203,147	319,798	4,522,945	3,457,640	255,767	3,713,407
Addition	717,175	2,798	719,973	860,596	79,144	939,740
Write-off	(2,748)	(1,127)	(3,875)	(202,989)	(1,277)	(204,266)
Transfers	(71,253)	15,510	(55,743)	29,531	(15,323)	14,208
Amortization	(512,261)	(11,054)	(523,315)	(392,409)	(31,114)	(423,523)
Impairment	-	-	-	(1,414)	(3,723)	(5,137)
Final balance	4,334,060	325,926	4,659,985	3,750,955	283,474	4,034,429
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9. Financial liabilities

a)	Classification by nature and category

The classification, by nature and category for evaluation purposes, of the Bank's financial liabilities other than those included in “Derivatives used as Hedge”, on June 30, 2024 and December 31, 2023:

			06/30/2024
	Financial Liabilities Measured at Fair Value in Income	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	143,742,002	143,742,002
Customer deposits	-	595,027,066	595,027,066
Marketable debt securities	4,564,000	124,845,138	129,409,138
Trading derivatives	28,702,049	-	28,702,049
Short positions	35,594,396	-	35,594,396
Debt Instruments Eligible to Compose Capital	-	21,381,908	21,381,908
Other financial liabilities	97,359	71,998,819	72,096,178
Total	68,957,804	956,994,933	1,025,952,737

			12/31/2023
	Financial Liabilities Measured at Fair Value in Income	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	118,511,957	118,511,957
Customer deposits	-	583,220,576	583,220,576
Marketable debt securities	5,985,593	124,397,422	130,383,015
Trading derivatives	23,763,857	-	23,763,857
Short positions	19,831,991	-	19,831,991
Debt Instruments Eligible to Compose Capital	-	19,626,967	19,626,967
Other financial liabilities	-	64,793,584	64,793,584
Total	49,581,441	910,550,506	960,131,947

Condensed Consolidated Interim Financial Statements | June 30, 2024|23

*Values expressed in thousands, except when indicated

a)	Composition and details

b.1) Deposits from the Central Bank of Brazil and Deposits from credit institutions.

	06/30/2024	12/31/2023
Demand deposits (1)	3,047,627	5,100,220
Time deposits (2)	115,179,810	95,289,502
Repurchase agreements	25,514,565	18,122,235
Of which:
Backed operations with Private Securities (3)	240	62,882
Backed operations with Government Securities	25,514,325	18,059,353
Total	143,742,002	118,511,957

(1) Unpaid accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, onlendings from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) They basically refer to repurchase agreements backed by self-issued debentures.

b.2) Customer deposits

	06/30/2024	12/31/2023
Demand deposits	92,905,640	94,674,392
Current accounts (1)	34,970,830	36,598,932
Savings accounts	57,934,810	58,075,460
Time deposits	418,548,119	390,497,032
Repurchase agreements	83,573,307	98,049,152
Of which:
Backed operations with Private Securities (2)	15,941,557	21,550,508
Backed operations with Government Securities	67,631,750	76,498,644
Total	595,027,066	583,220,576

(1) Unpaid accounts.

(2) They basically refer to repurchase agreements backed by self-issued debentures.

b.3) Bonds and securities

	06/30/2024	12/31/2023
Real Estate Credit Notes - LCI (1)	41,435,620	41,677,823
Eurobonds	15,591,509	13,612,088
Treasury Bills (2)	15,667,634	22,729,058
Agribusiness Credit Notes - LCA	39,948,151	36,422,805
Guaranteed Real Estate Bill - LIG (3)	16,766,224	15,941,241
Total	129,409,138	130,383,015

(1) Real estate credit bills are fixed income securities backed by real estate credits and guaranteed by a mortgage or fiduciary sale of real estate. On June 30, 2024, they have a maturity date between 2024 and 2034 (12/31/2023 – with a maturity date between 2024 and 2030).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On June 30, 2024, they have a maturity date between 2024 and 2034 (12/31/2023 - with a maturity date between 2024 and 2033).

(3) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. On June 30, 2024, they have a maturity date between 2024 and 2035 (12/31/2023 - with a maturity date between 2024 and 2035).

The changes in the balance of "Bonds and securities" in the period ended June 30, 2024 and 2023 were as follows:

	01/01 to	01/01 to
	06/30/2024	06/30/2023
Balance at beginning of the semester	130,383,015	107,120,875
Issues and Payments	(2,648,722)	21,874,272
Interest	1,864,486	3,105,479
Exchange differences and other	(189,641)	1,907,878
Balance at end of the semester	129,409,138	134,008,504

Condensed Consolidated Interim Financial Statements | June 30, 2024|24

*Values expressed in thousands, except when indicated

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (a.a.)	2024	2023
2021	2031	Until 9% + CDI	3,751,189	3,337,315
2022	2035	Until 9% + CDI	1,657,106	1,918,929
2023	2031	Until 9% + CDI	4,848,624	8,355,844
2024	2033	Until 9% + CDI	5,334,590	-
Total			15,591,509	13,612,088

b.4) Equity Eligible Debt Instruments

The details of the balance of the item "Debt Instruments Eligible for Capital" referring to the issuance of capital instruments to compose level I and level II of reference equity, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	06/30/2024	12/31/2023
Tier I (1)	nov-18	No Maturity (Perpetual)	US$1.250	7.3%	7,038,083	6,116,218
Financial Bills - Tier II (2)	Nov-21	Nov-31	R$5,300	CDI+2%	7,515,085	7,072,124
Financial Bills - Tier II (2)	dec-21	dec-31	R$200	CDI+2%	283,348	266,647
Financial Bills - Tier II (2)	oct/23	oct/33	R$6,000	CDI+1,6%	6,545,392	6,171,978
Total					21,381,908	19,626,967

(1) The issues were made through the Cayman Agency and there is no Income Tax at Source, and interest is paid semi-annually, starting from May 8, 2019.

(2) Financial Bills issued in November 2021 have redemption and repurchase options.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand when exceeding this minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

The changes in the balance of "Equity Eligible Debt Instruments" in the periods ended June 30, 2024 and 2023 were as follows:

	01/01 to	01/01 to
	06/30/2024	06/30/2023
Balance at beginning of the period	19,626,967	19,537,618
Interest payment Tier I (1)	296,648	108,521
Interest payment Tier II (1)	833,075	92,049
Foreign exchange variation	517,654	(308,064)
Payments of interest - Tier I	107,564	(237,147)
Payments of interest - Tier II	-	(184,709)
Balance at end of the period	21,381,908	19,008,268

(1) The interest remuneration referring to the Debt Instrument Eligible for Tier I and II Capital was recorded as a contra entry to the result for the period as "Interest and Similar Expenses ".

10. Provision for judicial and administrative proceedings, commitments and other provisions

a)	Composition

The composition of the balance of the item “Provisions” is as follows:

	06/30/2024	12/31/2023
Pension fund provisions and similar requirements	2,088,632	2,543,504
Provisions for judicial and administrative proceedings, commitments and other provisions	9,855,142	8,930,277
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	9,312,678	8,457,667
Of which:
Civil	3,109,294	2,888,359
Labor	3,639,340	3,277,476
Tax and Social Security	2,564,044	2,291,832
Provision for contingent liabilities (Note 3 b.2)	446,449	382,485
Other provisions	95,519	89,629
Total	11,943,774	11,473,781

Condensed Consolidated Interim Financial Statements | June 30, 2024|25

*Values expressed in thousands, except when indicated

b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part of legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses arising from legal and administrative proceedings as follows:

b.1) Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as risk of probable loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$ 1,133,191 (12/31/2023 - R$ 1,099,049) Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another case at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action had an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the loss considered probable in the legal suit.

National Social Security Institute (INSS) - R$ 140,177 nin the Consolidated (12/31/2023 – R$138,250 in the Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the social security contribution and the education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions - R$ 410,740 in the Consolidated (12/31/2023 - R$379,234 in the Consolidated): Banco Santander and its controlled companies discuss administratively and judicially the requirement, by several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classify as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 10.b.4.

b.2) Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Former Banespa Employees.

Collective action assisted by AFABESP (association of retirees and former Banespa employees) requesting the payment of semi-annual bonuses provided for in the old BANESPA bylaws. The final decision in the action was unfavorable to Santander. With this, each beneficiary of the decision can join an individual action to receive the amount due. The risk of loss was classified as probable.

As the rulings adopted different positions for each case, a procedure called Repetitive Demand Resolution Incident (IRDR) was initiated before the Regional Labor Court (TRT) with the aim of establishing objective criteria regarding the theses defended by the Bank, mainly the statute of limitations and payment limitations until December 2006 (referring to the creation of Plan V). On March 11, 2024, the IRDR incident was admitted for future trial and the suspension of all processes that are in second instance (TRT) and filed in São Paulo (Capital) and other cities that are part of the jurisdiction of the TRT of São Paulo.

Finally, due to the divergence of interpretation of the labor statute of limitations provided for in the Federal Constitution, an Action Alleging Non-compliance with Fundamental Precepts (ADPF) was also filed, so that the Federal Supreme Court (STF) could resolve the issue and indicate the correct deadline to be used in individual cases filed.

Condensed Consolidated Interim Financial Statements | June 30, 2024|26

*Values expressed in thousands, except when indicated

On June 27, 2024, an agreement was signed between the Bank and the parties involved (AFABESP and legal advisors), before the TRT, establishing criteria and conditions for the settlement of individual actions. The implementation of the agreement depends on the individual manifestation and adherence of each beneficiary in the respective actions, which can be carried out until 07/31/2024, and can be extended until 08/15/2024.

b.3) Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

Condensed Consolidated Interim Financial Statements | June 30, 2024|27

*Values expressed in thousands, except when indicated

b.4) Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Possible Loss Risk

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 33,758 in Consolidated (12/31/2023 - R$ 34.644 millions), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of June 30, 2024, the amount involved is R$ 2,173,374. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On June 30, 2024, the value was approximately R$ 9,511 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On June 30, 2024, the value was approximately R$ 3,898 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On June 30, 2024, the value was approximately R$ 4,968 million.

Amortization of Banco Real’s Goodwill - The Brazilian Federal Revenue Service issued an infraction notice against the Bank to demand payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill relating to the acquisition of Banco Real, amortized in the accounts before its incorporation, could not be deducted by Banco Santander for tax purposes. The infraction notice was duly contested. On April 4, 2024, the Bank's appeal was accepted by CARF Superior Chamber, in order to cancel the infraction in full.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On June 30, 2024, the value was approximately R$ 1,420 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On June 30, 2024, the value was approximately R$ 2,442 million.

Amortization of Banco Sudameris Goodwill - The tax authorities issued infraction notices to demand payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction for the amortization of goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented its respective administrative defenses, which were judged unfavorably. Currently, the first infraction is awaiting judgment by CARF. As for the second infraction, due to the partial admission of the Appeals by CARF Superior Chamber, there was a split to collect the portion not admitted. Therefore, a lawsuit was filed to discuss the portion under collection. On June 30, 2024, the value was approximately R$ 817,104.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. legal action awaits judgment. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On June 30, 2024, the amount was approximately R$ 561,486.

Condensed Consolidated Interim Financial Statements | June 30, 2024|28

*Values expressed in thousands, except when indicated

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On June 30, 2024, the value was approximately R$ 983,497.

Labor claims classified as possible loss totaled R$ 175 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Class action filed by Afabesp requesting the change of the adjustment index of the social security benefit for retirees and former Banespa employees, hired before 1975. The action was judged unfavorably to Santander, which appealed. The appeal awaits judgment.

Liabilities related to civil actions with possible risk of loss totaled R$ 2,693 million in Consolidated, with the main processes being:

Compensation Suit Regarding Custody Services - provided by Banco Santander in the expert phase and without a ruling yet.

11. Stockholders’ equity

a)	Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting, held on April 26, 2024, the increase in share capital in the amount of R$ 10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through a capitalization part of the balance of the statutory profit reserve.

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			06/30/2024			12/31/2023
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	140,631	166,204	306,835	124,804	150,621	275,425
Residents Abroad	3,678,064	3,513,632	7,191,696	3,693,891	3,529,215	7,223,106
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(19,270)	(19,270)	(38,540)	(27,193)	(27,193)	(54,386)
Total in Circulation	3,799,425	3,660,566	7,459,991	3,791,502	3,652,643	7,444,145

b)	Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on June 30, 2024 and December 31, 2023.

							06/30/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(3)	1,500,000	191.84	211.02	402.86	163.06	179.37	342.43
Interest on Equity (2)(3)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Total	3,000,000	-	-	-	-	-	-

(1) Resolved by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration as monetary adjustment.

(2) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the financial year 2024.

Condensed Consolidated Interim Financial Statements | June 30, 2024|29

*Values expressed in thousands, except when indicated

							12/31/2023
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Equity (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Equity (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Equity (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000

(1) Approved by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any compensation for inflation adjustment.

(2) Approved by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any compensation for inflation adjustment.

(3) Approved by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any compensation for inflation adjustment.

(4) Approved by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any compensation for inflation adjustment.

(5) These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2023.

c)	Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d)	Treasury Shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in the treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2023, to approximately 1% of the Bank's Capital Stock. As of June 30, 2024, Banco Santander had 355,494,003 common shares and 383,298,414 preferred shares in circulation.

The repurchase aims to (1) maximize the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months starting on February 6, 2024, ending on August 6, 2025.

Bank/Consolidated
In Thousands of Shares
	06/30/2024	12/31/2023
	Quantity	Quantity
	Units	Units
Treasury Shares at the Beginning of the Period	27,192	31,161
Share Acquisitions	2,331	1,272
Disposals - Share-Based Compensation	(10,253)	(5,241)
Treasury Shares at End of the Period	19,270	27,192
Sub-Total of Treasury Shares in Thousands of Reais	R$878,411	R$1,105,012
Issuance Costs in Thousands of Reais	R$ 1,771	R$ 1,771
Balance of Treasury Shares in Thousands of Reais	R$880,182	R$1,106,783

Cost/Share Price	Units	Units
Minimum Cost (*)	R$7.55	R$7.55
Weighted Average Cost (*)	R$ 27.47	R$ 27.62
Maximum Cost (*)	R$ 49.55	R$ 49.55
Share Price	R$ 28.52	R$ 31.00

(*) Considering since the beginning of operations on the stock exchange.

12. Income Tax

Total income taxes for the six-month period are reconciled with accounting profit as follows:

	01/01 to 06/30/2024	01/01 to 06/30/2023
Operating Income before Tax	9,688,391	5,804,664
Tax (25% of Income Tax and 20% of Social Contribution)	(4,359,776)	(2,612,099)
PIS and COFINS (net of income tax and social contribution) (1)	(1,719,612)	(1,103,036)
Non - Taxable/Indeductible :
Companies accounted by the equity method	57,395	47,652
Net Indeductible Expenses of Non-Taxable Income (2)	539,107	591,927
Adjustments:		-
IR/CS Constitution on temporary differences	(70,791)	(49,883)
Interest on equity	1,424,139	1,295,670
CSLL Tax rate differential effect (3)	417,601	380,569
Others Adjustments	717,902	296,900
Income tax and Social contribution	(2,994,035)	(1,152,300)
Of which:		-
Current taxes	(4,567,645)	(4,021,072)
Deferred taxes	1,573,610	2,868,772

(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.

(2) Mainly includes the tax effect on revenues from updates of judicial deposits and other revenues and expenses that do not qualify as temporary differences.

(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 15%.

13. Detailing of income accounts

a)	Personnel expenses
	01/04 to 06/30/2024	01/04 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Salary	1,800,057	1,533,788	3,590,343	3,153,823
Social security costs	428,980	399,001	859,549	784,431
Benefits	443,297	415,045	862,802	806,882
Defined benefit pension plans	1,401	333	2,968	1,786
Contributions to defined contribution pension funds	36,767	41,727	133,177	116,072
Share-based payment costs	11,439	60,926	72,519	70,588
Training	12,519	10,654	31,020	31,068
Other personnel expenses	126,356	182,376	235,253	345,234
Total	2,860,816	2,643,850	5,787,631	5,309,884
(1)	Growth refers to the provision of the bonus referenced in shares.

b)	Other Administrative Expenses
	01/04 to 06/30/2024	01/04 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Property, fixtures and supplies	220,262	227,335	444,049	438,325
Technology and systems	647,088	482,254	1,220,755	1,058,523
Advertising	121,208	148,196	242,047	311,454
Communications	92,821	81,669	183,388	153,945
Subsistence allowance and travel expenses	50,841	40,692	95,290	75,526
Taxes other than income tax	39,864	40,157	65,659	71,226
Surveillance and cash courier services	119,882	137,516	244,187	275,937
Insurance premiums	5,878	6,486	11,806	16,726
Specialized and technical services	532,156	669,580	1,037,187	1,219,535
Other administrative expenses	327,015	281,750	667,970	595,530
Total	2,157,015	2,115,635	4,212,338	4,216,727

Condensed Consolidated Interim Financial Statements | June 30, 2024|30

*Values expressed in thousands, except when indicated

14. Employee Benefit Plan

a)	Share-Based ompensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to participants determined by the Board of Directors, whose choice takes into account seniority in the group. Members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to 06/30/2024			01/01 to 06/30/2023
		01/2020 a 12/2022	2023	R$	-	(1)	R$	1,668,000	(1)
		01/2021 a 10/2024	2024	R$	17,070,000	(2)	R$	18,270,000	(2)
Local	Santander (Brasil) Shares	01/2021 a 12/2023	2023	R$	-		R$	700,000	(3)
		01/2023 a 01/2027	2025 e 2026	R$	750.000	(1)	R$	1,125,000	(1)
		01/2024 a 12/2027	2025 a 2028	R$	500,000	(4)	R$
		01/2020 a 09/2023	2023		-	SANB11		154,720	SANB11 (5)
		01/2021 a 12/2023	2024			SANB11 (7)		316,978	SANB11 (6)
		01/2021 a 12/2024	2024		217,291	SANB11		217,291	SANB11 (7)
		01/2022 a 12/2025	2025		100,359	SANB11		66,323	SANB11
		01/2023 a 12/2026	2026		50,087	SANB11		50,087	SANB11
Global	Shares and Options on Global Shares	2023		EUR 3.67	-	Global Stocks (8)		159,253	Global Stocks (8)
		2023, with limit for exercising options until 2030			420,394	Global Stock Options (8)		832,569	Opções ações Global Stocks (8)
		02/2024		EUR 2.685	117,601	Global Stocks (9)		124,184	Global Stocks (3)
		02/2024, with limit for exercising options until 02/2029			350,839	Global Stock Options (9)		370,477	Opções ações Global Stocks (9)
		2025		EUR 3.104	95,786	Global Stocks (9)		150,703	Global Stocks (9)
		2025, , with limit for exercising options until 2030			367,827	Global Stock Options (9)		578,713	Opções ações Global Stocks (9)
		2026		EUR 3.088	199,680	Global Stocks (9)		199,680	Global Stocks (9)
		2026, with limit for exercising options until 2033			537,637	Global Stock Options (9)		537,637	Opções ações Global Stocks (9)
		2027		EUR 63.95	8,528	Global Stocks (9)		9,095,000	Ações e opções sobre ações PagoNxt (8)
		2027, with limit for exercising options until 2032			80,476	Global Stock Options (9)
		12/2023			-			106,147	Ações SAM (9)
		2028		EUR 71.42	2,411	Global Stocks (9)		-
		2028, with limit for exercising options until 2033			9,888	Global stocks and options (9)		-
		12/2024, with payment in 2025			50,419	SANB11		-
		12/2025, with payment in 2026			70,346	SANB11		-

Condensed Consolidated Interim Financial Statements | June 30, 2024|31

*Values expressed in thousands, except when indicated

Balance of Plans on June 30, 2024	R$	18,320,000	(1)	20,095,000	(4) (3) (2) (1)
				9,095,000	(9)
		488,502	SANB11	805,398	SANB11
		424,006		633,820	Global Stocks (8) (9)
		1,767,061		2,319,396	Options Shares Global Shares(8) (9)
		-		106,147	SAM (9)
(1)	Long-Term Incentive Plan completed, with the delivery of 57,696 gross shares in Mar/2023, calculated according to the achievement of the plan's performance indicators.
(2)	Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, at the price of the last 15 trading sessions of the month immediately preceding the payment month.
(3)	Long-Term Incentive Plan completed, with the delivery of 22,875 gross shares in Jul/2023, according to criteria established in the plan contract.
(4)	Delivery of 24,895 gross shares in Feb/2024, according to criteria established in the plan contract.
(5)	Long-Term Incentive Plan completed, with the delivery of 144,169 and cancellation of 10,551 gross shares in Aug/2023, according to criteria established in the plan contract.
(6)	Long-Term Incentive Plan completed, with the delivery of 316,978 gross shares between Jan and Feb/2024, according to criteria established in the plan contract.
(7)	Delivery of 84,651 gross shares between Feb and Apr/2024, according to criteria established in the plan contract.
(8)	Plan completed with 100% achievement. The portion equivalent to 80,412 shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were cancelled. The options can be exercised until the end of the exercise period in 2030, and during the period we had 412,175 options canceled.
(9)	Target of the plan in shares and options on Global shares, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and rules in the event of dismissal to be entitled to receive.

Global ILP (Long-Term Incentive) Plans

We currently have 4 global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate:

• The weighted average share price (and exercise price) is €3,104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022

• The expected volatility used was 33.80

• Options expire on 02/01/2030

• Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)

• The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Condensed Consolidated Interim Financial Statements | June 30, 2024|32

*Values expressed in thousands, except when indicated

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the payment of the plan.

At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

Impact on the Result

The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to 06/30/2024	01/01 to 06/30/2023
Program	Type of Liquidation
Local	Santander Shares (Brazil)	4,361	9,040
Global	Global Stocks and Options	3,076	2,863

b)	Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

Program	Participant	Liquidity Type	01/01 to 06/30/2024	01/01 to 06/30/2023
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	87,418	58,511
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of CDI and 50% in instrumentos	110,091	103,529

Condensed Consolidated Interim Financial Statements | June 30, 2024|33

*Values expressed in thousands, except when indicated

15. Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a)	That operates in activities from which it may obtain income and incur expenses (including income and expenses related to operations with other components of the same entity);
(b)	Whose operating results are regularly reviewed by the entity's main person responsible for operational decisions related to the allocation of resources to the segment and the evaluation of its performance; It is
(c)	For which distinct financial information is available.

An operating segment may engage in business activities from which it must yet earn revenue, for example, startup operations may be operating segments before earning revenue.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment that includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury and equity trading departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian clients and, therefore, does not have geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to 06/30/2024			01/01 a 06/30/2023
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	24,668,539	2,586,081	27,254,620	22,002,931	393,277	22,396,208
Income from equity instruments	10,968	27,246	38,214	9,336	19,217	28,553
Equity Income	106,717	20,827	127,544	83,636	22,257	105,893
Net fee and commission income	7,165,643	1,083,389	8,249,032	6,589,504	1,193,899	7,783,403
Gains (losses) on financial assets and liabilities and exchange differences (1)	9,621	637,102	646,723	(1,294,144)	3,438,895	2,144,751
Other operating income/(expenses)	(225,432)	(67,885)	(293,317)	(315,948)	(69,205)	(385,153)
TOTAL INCOME	31,736,056	4,286,760	36,022,816	27,075,315	4,998,340	32,073,655
Personnel expenses	(5,284,269)	(503,362)	(5,787,631)	(4,818,398)	(491,486)	(5,309,884)
Other administrative expenses	(3,755,166)	(457,172)	(4,212,338)	(3,788,952)	(427,775)	(4,216,727)
Depreciation and amortization	(1,286,496)	(64,008)	(1,350,504)	(1,316,373)	(58,063)	(1,374,436)
Provisions (net)	(2,416,695)	(7,326)	(2,424,021)	(2,144,525)	(16,274)	(2,160,799)
Net impairment losses on financial assets	(14,303,223)	(7,772)	(14,310,995)	(13,384,763)	(723,715)	(14,108,478)
Net impairment losses on other financial assets	(74,480)	-	(74,480)	(67,267)	(89)	(67,356)
Other financial gains/(losses)	1,825,544	-	1,825,544	968,689	-	968,689
OPERATING INCOME BEFORE TAX (1)	6,441,271	3,247,120	9,688,391	2,523,726	3,280,938	5,804,664
Hedge Cambial (1)	353	-	353	(154)	-	(154)
OPERATING INCOME BEFORE TAX (2)	6,441,624	3,247,120	9,688,744	2,523,572	3,280,938	5,804,510

(1) Includes, at Banco Comercial, the foreign exchange hedge of investment in dollars (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net profit), the result of which is recorded in “Gains (losses) on assets and financial liabilities” fully offset in the Tax line.

			06/30/2024			12/31/2023
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,089,225,170	100,770,460	1,189,995,630	1,010,503,261	105,149,515	1,115,652,776
Loans and advances to customers	468,547,540	78,394,627	546,942,167	445,085,759	72,891,376	517,977,135
Customer deposits	430,458,926	164,568,140	595,027,066	425,724,599	157,495,977	583,220,576

Condensed Consolidated Interim Financial Statements | June 30, 2024|34

*Values expressed in thousands, except when indicated

16. Transactions with related parties

The Bank's related parties include, in addition to its controlled, affiliated and jointly controlled companies, the key personnel of the Bank's Management and entities over which such key personnel may exercise significant influence or control.

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

a)	Compensation

For the period from January to December 2024, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$500,000,000 (five hundred million reais), covering fixed, variable and action-based. The proposal was subject to deliberation at the Ordinary General Meeting (AGO) held on April 26, 2024.

i)	Long-term benefits

The Bank has long-term compensation programs linked to the performance of the market price of its shares, based on achieving targets.

ii)	Short-term benefits

The following table shows the Salaries and Fees of the Board of Directors and Executive Board:

	01/01 to 06/30/2024	01/01 to 06/30/2023
Fixed Compensation	67,706	75,444
Variable Compensation - in cash	56,230	56,678
Variable Compensation - in shares	44,560	50,477
Others	52,190	28,636
Total Short-Term Benefits	220,686	211,235
Variable Compensation - in cash	65,733	68,908
Variable Compensation - in shares	65,600	68,507
Total Long-Term Benefits	131,333	137,415
Total	352,019	348,650

Additionally, in the semester ended June 30, 2024, charges were collected on management remuneration in the amount of R$ 24,033 (06/30/2023 - R$ 23,645).

iii)	Agreement termination

The termination of the employment relationship with administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle them to any financial compensation and their benefits may be discontinued.

b)	Credit Operations

Under current legislation, no loans or advances are granted involving:

I - Directors, members of the Board of Directors and the Audit Committee as well as their respective spouses and relatives, up to the second degree;

II - Individuals or legal entities that participate in the capital of Banco Santander, with more than 10%;

III - Legal entities, in which Banco Santander holds more than 10% of the capital; It is

IV - Legal entities, in which they hold more than 10% of the capital, any of the directors, members of the Board of Directors and the Audit Committee or administrators of the financial institution itself, as well as their spouses and respective relatives, up to the second degree.

Condensed Consolidated Interim Financial Statements | June 30, 2024|35

*Values expressed in thousands, except when indicated

c)	Shareholding

The following table shows the direct shareholding (common and preferred shares) on June 30, 2024 and December 31, 2023:

						Shares in Thousands
						06/30/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,761	0.1%	3,761	0.1%	7,522	0.1%
Others	355,494	9.3%	383,298	10.4%	738,792	9.9%
Total in Circulation	3,799,425	99.5%	3,660,566	99.5%	7,459,991	99.5%
Treasury Shares	19,270	0.5%	19,270	0.5%	38,540	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,494	9.3%	383,298	10.4%	738,792	9.9%

						Shares in Thousands
						12/31/2023
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.7%
Total in Circulation	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury Shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%
(1)	Companies of the Santander Spain Group.
(2)	Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

Condensed Consolidated Interim Financial Statements | June 30, 2024|36

*Values expressed in thousands, except when indicated

d)	Transactions with related parties

The following table presents the transactions that occurred between the companies in the group:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets	7,547,750	18,027,308	22,568,036	24,045,989	25,101	36,813	30,140,887	42,110,110
Derivatives Measured At Fair Value Through Profit Or Loss, Net	2,061,240	4,590,150	118,538	273,338	-	-	2,179,778	4,863,488
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	5,485,013	13,252,195	21,071,339	22,583,295	-	-	26,556,352	35,835,490
Loans and other values with customers	-	184,963	1,200,465	1,037,303	9,984	23,463	1,210,449	1,245,729
Other Assets	1,497	-	177,694	152,053	-	-	179,191	152,053
Warranties and Limits	-	-	-	-	15,117	13,350	15,117	13,350
Liabilities	(9,576,600)	(10,812,203)	(8,011,310)	(8,613,955)	(62,709)	(133,388)	(17,650,619)	(19,559,546)
Deposits from credit institutions	(2,399,277)	(4,484,720)	(6,692,435)	(7,313,483)	-	-	(9,091,712)	(11,798,203)
Securities	-	-	(150,000)	(150,237)	(35,528)	(76,365)	(185,528)	(226,602)
Customer deposits	-	-	(840,919)	(950,282)	-	(26,553)	(840,919)	(976,835)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	-	-	-	-	-	-
Other Liabilities	(139,239)	(211,265)	(327,956)	(199,953)	(27,181)	(30,470)	(494,376)	(715,921)
Debt Instruments Eligible for Capital	(7,038,084)	(6,116,218)	-	-	-	-	(7,038,084)	(6,116,218)

	01/01 a 06/30/2024	01/01 a 06/30/2023	01/01 a 06/30/2024	01/01 a 06/30/2023	01/01 a 06/30/2024	01/01 a 06/30/2023	01/01 a 06/30/2024	01/01 a 06/30/2023
Income	(349,773)	2,757,794	1,216,183	376,046	8,216	(24,598)	874,626	3,109,242
Interest and similar income - Loans and amounts due from credit institutions	164,572	153,823	31,001	-	2,049	1,336	197,622	155,159
Warranties and Limits	-	-	-	-	11,602	9,171	11,602	9,171
Interest expense and similar charges - Customer deposits	-	(6,949)	(51,163)	(138,548)	(3,201)	(35,516)	(54,364)	(181,013)
Fee and commission income (expense)	-	(79,225)	2,368,591	1,535,045	(2,279)	253	2,366,312	1,456,073
Gains (losses) on financial assets and liabilities and exchange differences (net)	(78,457)	3,225,124	(831,869)	(755,816)	45	158	(910,281)	2,469,466
Administrative expenses and amortization	(139,239)	(113,123)	(295,027)	(257,320)	-	-	(434,266)	(370,443)
Result on disposal of assets not classified as non-current assets held for sale	-	-	-	-	-	-	-	-
Debt Instruments Eligible for Capital	(296,649)	(421,856)	-	-	-	-	(296,649)	(421,856)
Other Administrative expenses - Donation	-	-	(5,350)	(7,315)	-	-	(5,350)	(7,315)

(1)	Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2)	Companies listed in note 5.
(3)	Refers to the registration in clearing accounts of Guarantees and Limits for credit operations with Key Management Personnel.
(4)	In addition to the balance of credit operations shown, the group has R$4,875 in limits granted to its affiliates (R$6,058 on 12/31/2023)

Condensed Consolidated Interim Financial Statements | June 30, 2024|37

*Values expressed in thousands, except when indicated

17.	Fair value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must be in accordance with the following hierarchical levels:

Level 1: determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, including public debt securities, shares, listed derivatives.

Level 2: derived from data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices).

Level 3: are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data).

Financial Assets and Liabilities measured at fair value in profit or loss or through Other Comprehensive Income

Level 1: highly liquid bonds and securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange and other securities traded on the active market.

Level 2: when price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at that level.

Level 3: when there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly.

Derivatives

Level 1: derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: for Derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: derivatives that are not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed of exotic Derivatives.

The following table shows a summary of the fair values of financial assets and liabilities in the period ended June 30, 2024 and December 31, 2023, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				06/30/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	96,183,052	145,297,463	5,392,369	246,872,884
Debt instruments	92,966,585	11,863,303	3,873,503	108,703,391
Equity instruments	3,216,467	903,739	33,068	4,153,274
Derivatives	-	32,212,848	1,280,082	33,492,930
Loans and advance to customers	-	4,043,512	205,716	4,249,228
Balances with The Brazilian Central Bank	-	96,274,061	-	96,274,061
Financial Assets Measured At Fair Value Through Other Comprehensive Income	62,282,843	5	2,740,727	65,023,575
Debt instruments	62,276,616	5	2,729,317	65,005,938
Equity instruments	6,227	-	11,410	17,637
Hedging derivatives (assets)	-	29,177	-	29,177
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	68,289,007	668,797	68,957,804
Trading derivatives	-	28,033,252	668,797	28,702,049
Short positions	-	35,594,396	-	35,594,396
Debt liabilities	-	4,564,000	-	4,564,000
Other financial liabilities	-	97,359	-	97,359
Hedging derivatives (liabilities)	-	63,411	-	63,411

Condensed Consolidated Interim Financial Statements | June 30, 2024|38

*Values expressed in thousands, except when indicated

				12/31/2023
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	76,857,391	125,495,820	6,568,685	208,921,896
Debt instruments	74,213,933	6,115,373	3,961,886	84,291,192
Equity instruments	2,643,458	743,991	34,705	3,422,154
Derivatives	-	27,450,135	1,819,517	29,269,652
Loans and advance to customers	-	2,288,135	752,577	3,040,712
Balances with The Brazilian Central Bank	-	88,898,186	-	88,898,186
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,822,917	1,618,535	2,610,638	59,052,090
Debt instruments	54,818,332	1,618,535	2,599,270	59,036,137
Equity instruments	4,585	-	11,368	15,953
Hedging derivatives (assets)	-	25,069	-	25,069
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	48,667,180	914,261	49,581,441
Trading derivatives	-	22,849,596	914,261	23,763,857
Short positions	-	19,831,991	-	19,831,991
Other financial liabilities	-	5,985,593	-	5,985,593
Hedging derivatives (liabilities)	-	1,176,571	-	1,176,571

Level 3 Fair Value Movements

The following tables demonstrate the movements that occurred during the periods from June 30, 2024 to 2023 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2023	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 06/30/2024
Financial assets measured at fair value through profit or loss	6,568,685	219,419	(3,183,716)	1,787,981	5,392,369
Financial assets measured at fair value through other comprehensive income	2,610,638	(66,515)	196,604	-	2,740,727
Financial liabilities measured at fair value through profit or loss held for trading	914,261	(187,094)	(14,293)	(44,077)	668,797

	Fair Value 12/31/2022	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 06/30/2023
Financial assets measured at fair value through profit or loss	3,652,114	(306,139)	(104,769)	809,740	4,050,946
Financial assets measured at fair value through other comprehensive income	1,503,441	(21,433)	(637,021)	(9,951)	835,036
Financial liabilities measured at fair value through profit or loss held for trading	233,762	(557)	(110,163)	175,658	298,700

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of the credit risks for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the basic interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities - except financial liabilities for trading and those measured at fair value - are valued at amortized cost in the consolidated balance sheet.

Condensed Consolidated Interim Financial Statements | June 30, 2024|39

*Values expressed in thousands, except when indicated

i) Financial assets measured at a value other than fair value

Below we present a comparison between the carrying values of the Bank's financial assets measured at a value other than their fair value and their respective fair values on June 30, 2024 and December 31, 2023:

					06/30/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	20,524,918	20,524,918	20,524,918	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	30,055,165	30,055,165	-	6,946,894	23,108,271
Loans and advances to customers	542,692,939	541,622,028	-	-	541,622,028
Financial assets measured at amortized cost - Debt instruments	92,563,830	92,622,403	39,715,830	192,088	52,714,485
Balances with The Brazilian Central Bank	86,556,608	86,556,608	-	86,556,608	-
Total	772,393,460	771,381,122	60,240,748	93,695,590	617,444,784

					12/31/2023
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	23,122,550	23,122,550	23,122,550	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	25,716,845	25,716,845	-	2,980,557	22,736,288
Loans and advances to customers	514,936,423	514,905,503	-	-	514,905,503
Financial assets measured at amortized cost - Debt instruments	101,087,321	102,199,262	35,646,863	4,033,706	62,518,693
Balances with The Brazilian Central Bank	81,969,532	81,969,532	-	81,969,532	-
Total	746,832,671	747,913,692	58,769,413	88,983,795	600,160,484

ii) Financial liabilities measured at a value other than fair value

Below we present a comparison between the carrying values of the Bank's financial liabilities measured at a value other than fair value and their respective fair values on June 30, 2024 and December 31, 2023:

					06/30/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	143,742,002	143,742,002	-	29,545,179	114,196,823
Customer deposits	595,027,066	594,866,221	-	83,202,558	511,663,663
Marketable debt securities	124,845,138	126,526,997	-	-	126,526,997
Debt instruments eligible capital	21,381,908	21,381,908	-	-	21,381,908
Other financial liabilities	71,998,819	71,998,819	-	-	71,998,819
Total	956,994,933	958,515,947	-	112,747,737	845,768,210

					12/31/2023
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	118,511,957	118,511,957	-	21,632,841	96,879,116
Customer deposits	583,220,576	582,530,160	-	97,165,180	485,364,980
Marketable debt securities	124,397,422	124,265,003	-	-	124,265,003
Debt instruments eligible capital	19,626,967	19,626,967	-	-	19,626,967
Other financial liabilities	64,793,584	64,793,584	-	-	64,793,584
Total	910,550,506	909,727,671	-	118,798,021	790,929,650

The methods and assumptions used to estimate fair value are defined below:

Loans and other amounts with credit institutions and customers – The fair value is estimated by groups of similar credit operations. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current credit portfolio is estimated based on contractual rates, and then spreads based on new loans are incorporated into the risk-free yield curve in order to calculate the value fairness of the credit portfolio. In terms of behavioral hypotheses, it is important to highlight that the prepayment rate is applied to the credit portfolio.

Condensed Consolidated Interim Financial Statements | June 30, 2024|40

*Values expressed in thousands, except when indicated

Deposits from the Central Bank of Brazil and deposits from credit institutions and customers – The fair value of deposits was calculated by discounting the difference between cash flows under contractual conditions and the rates currently practiced in the market for instruments with similar maturities. The fair value of variable rate term deposits was considered to be close to their book value.

Obligations for bonds and securities – The fair values of these items were estimated by calculating discounted cash flow using interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred arising from credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The evaluation techniques used to estimate each level are defined in note 1.c.2.1.i.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for disclosure purposes, and concluded that they best fit into level 3 in light of observable market data.

Condensed Consolidated Interim Financial Statements | June 30, 2024|41

*Values expressed in thousands, except when indicated

18.	Other disclosures

a) Derivative Financial Instruments

The main risk factors of the Derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving Derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of Derivatives financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded Derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For Derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

	06/30/2024		12/31/2023
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	13,426,175	12,122,448	12,360,719	13,226,716
Option Premiums to Exercise	3,568,924	2,677,287	2,635,506	2,685,361
Forward Contracts and Other	16,527,008	13,965,725	14,298,496	9,028,351
Total	33,522,107	28,765,460	29,294,721	24,940,428

II) Derivative Financial Instruments Registered in Clearing and Equity Accounts

			06/30/2024			12/31/2023

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	883,901,175	(1,106,905)	1,303,727	811,921,799	(1,927,123)	(865,997)
Asset	440,692,007	11,050,929	13,426,175	402,812,781	9,193,215	12,360,719
Fees	216,498,624	8,294,804	7,337,203	188,604,258	5,054,833	6,383,261
Indexed to Foreign Currency	223,049,297	2,756,105	6,088,972	212,970,458	4,136,463	5,977,193
Other	1,144,086	20	-	1,238,065	1,919	265
Liabilities	443,209,168	(12,157,834)	(12,122,448)	409,109,018	(11,120,338)	(13,226,716)
Fees	302,343,642	(10,281,385)	(8,922,401)	262,437,458	(9,117,639)	(9,680,343)
Indexed to Foreign Currency	137,599,168	(1,830,734)	(2,876,929)	143,788,702	(1,907,489)	(3,332,851)
Other	3,266,358	(45,715)	(323,118)	2,882,857	(95,211)	(213,522)
Options	498,060,387	(794,214)	891,636	857,662,210	(1,112,873)	(49,854)
Purchased Position	233,524,200	2,828,746	3,568,924	419,095,675	2,252,815	2,635,506
Call Option - Foreign Currency	13,942,895	1,134,021	1,330,037	7,711,827	497,534	426,074
Put Option - Foreign Currency	10,220,933	539,000	317,488	5,326,447	408,144	489,785
Call Option - Other	22,615,439	682,621	1,698,636	89,142,771	661,536	1,183,084

Condensed Consolidated Interim Financial Statements | June 30, 2024|42

*Values expressed in thousands, except when indicated

Interbank Market	4,120,386	335,583	1,068,509	3,729,452	217,219	265,824
Other (2)	18,495,053	347,038	630,127	85,413,319	444,318	917,261
Put Option - Other	186,744,933	473,104	222,763	316,914,629	685,600	536,563
Interbank Market	203,439	61,517	57,444	543,157	46,852	30,439
Other (2)	186,541,494	411,587	165,319	316,371,471	638,748	506,124
Sold Position	264,536,187	(3,622,959)	(2,677,287)	438,566,535	(3,365,688)	(2,685,361)
Call Option - US Dollar	5,294,089	(352,052)	(294,372)	3,453,152	(288,349)	(466,324)
Put Option - US Dollar	8,612,138	(392,364)	(224,046)	4,642,411	(288,799)	(431,952)
Call Option - Other	41,932,630	(2,337,025)	(1,835,168)	113,106,162	(2,029,924)	(999,258)
Interbank Market	18,254,571	(1,736,809)	(1,173,717)	17,295,280	(1,479,724)	(710,121)
Other (2)	23,678,059	(600,216)	(661,451)	95,810,882	(550,201)	(289,137)
Put Option - Other	208,697,330	(541,518)	(323,701)	317,364,811	(758,616)	(787,826)
Interbank Market	772,546	(103,021)	(98,560)	370,221	(24,912)	(23,004)
Other (2)	207,924,784	(438,497)	(225,141)	316,994,590	(733,703)	(764,822)
Futures Contracts	371,708,744	-	-	325,170,914	-	-
Purchased Position	186,197,711	-	-	164,682,752	-	-
Exchange Coupon (DDI)	70,592,100	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	76,255,442	-	-	48,254,715	-	-
Foreign Currency	39,088,272	-	-	68,838,058	-	-
Indexes (3)	261,897	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Sold Position	185,511,033	-	-	160,488,162	-	-
Exchange Coupon (DDI)	70,592,100	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	76,885,245	-	-	48,339,061	-	-
Foreign Currency	37,771,790	-	-	64,559,123	-	-
Indexes (3)	261,897	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Forward Contracts and Other	361,728,681	175,554	2,561,283	331,009,278	3,288,881	5,270,142
Purchased Position	181,267,019	4,788,408	16,527,008	167,191,252	17,249,113	14,298,496
Currencies	147,044,013	3,974,445	4,236,816	134,610,617	17,042,331	4,932,719
Other	34,223,006	813,963	12,290,192	32,580,636	206,782	9,365,777
Sold Position	180,461,662	(4,612,854)	(13,965,725)	163,818,026	(13,960,232)	(9,028,351)
Currencies	147,659,131	(4,589,562)	(3,988,312)	130,779,288	(13,211,003)	(1,766,190)
Other	32,802,531	(23,292)	(9,977,413)	33,038,737	(749,229)	(7,262,161)

(1) Nominal value of updated contracts.

(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.

(3) Includes Bovespa and S&P indices.

Condensed Consolidated Interim Financial Statements | June 30, 2024|43

*Values expressed in thousands, except when indicated

III) Derivatives Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				06/30/2024	12/31/2023			06/30/2024		06/30/2024
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	206,078,849	298,443,816	379,378,510	883,901,175	811,921,799	76,065,455	226,102,411	581,733,309	120,403,937	763,497,238
Options	44,674,830	3,382,645	450,002,912	498,060,387	857,662,210	114,813,919	311,278,079	71,968,389	401,168,259	96,892,128
Futures Contracts	-	-	371,708,744	371,708,744	325,170,914	127,957,740	118,480,180	125,270,824	371,708,744	-
Forward Contracts and Other	184,233,951	121,659,698	55,835,032	361,728,681	331,009,278	165,072,692	157,003,729	39,652,260	35,422,222	326,306,459

(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

(2) Includes values traded on B3.

(3) It consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting results. To eliminate these asymmetries or reduce volatility, the Bank uses Derivative financial instrument contracts (Swap and Futures) that are designated as fair value or cash flow Hedge Accounting structures.

IV.I) Fair Value Hedge

The Bank's fair value hedge strategy aims to protect the fair value of assets and liabilities, resulting from fluctuations in the reference interest rate (CDI, SELIC, SOFR); in currency fluctuations (Exchange Risk) and/or in price index fluctuations (IPCA, etc.). The Bank monitors each hedge structure, evaluating its effectiveness as determined by IAS 39.

						06/30/2024
Strategies	Market Value		Notional		Adjustment to Value Market
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	250,270	294,411	242,821	266,471	7,449	27,940
Hegde of Credit Operations	250,270	294,411	242,821	266,471	7,449	27,940
Futures Contracts	15,737,120	17,503,329	16,775,393	17,871,652	(1,038,273)	(368,323)
Hegde of Credit Operations	7,341,930	8,217,739	7,605,200	8,539,673	(263,270)	(321,934)
Hegde of Securities	3,214,531	4,223,202	3,130,215	4,287,312	84,316	(64,110)
Funding Hedge	5,180,659	5,062,388	6,039,978	5,044,667	(859,319)	17,721

						12/31/2023
Strategies	Market Value		Notional		Adjustment to Value Market
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	304,799	288,423	272,805	290,091	31,994	(1,668)
Hegde of Credit Operations	304,799	288,423	272,805	290,091	31,994	(1,668)
Futures Contracts	13,949,299	14,792,029	16,146,634	15,574,796	(2,197,335)	(782,767)
Hegde of Credit Operations	7,098,063	7,322,033	8,339,747	8,103,679	(1,241,684)	(781,646)
Hegde of Securities	1,712,916	2,496,306	1,775,818	2,496,723	(62,902)	(417)
Funding Hedge	5,138,320	4,973,690	6,031,069	4,974,394	(892,749)	(704)

Condensed Consolidated Interim Financial Statements | June 30, 2024|44

*Values expressed in thousands, except when indicated

(1) Credit values refer to active operations and debit operations to passive operations.

				06/30/2024	12/31/2023
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	-	-	266,471	266,471	290,091
Credit Operations Hedge	-	-	266,471	266,471	290,091
Futures Contracts	1,874,054	4,793,311	11,204,287	17,871,652	15,574,796
Hegde of Securities	1,377,239	2,960,357	4,202,077	8,539,673	8,103,679
Securities Hedge	191,241	322,054	3,774,017	4,287,312	2,496,723
Hedge of Funding	305,574	1,510,900	3,228,193	5,044,667	4,974,394

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

In cash flow hedges, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under the caption "Other comprehensive income - cash flow hedges" (Note 25) until the forecast transactions occur, when then this portion is recognized in the consolidated statements of income, except, if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability.

	06/30/2024	12/31/2023
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
Cash Flow Hedge
CDB	(446)	(69,919)
Total	(446)	(69,919)

						06/30/2024
Strategies	Market Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	20,203,120	18,265,077	17,559,375	18,104,075	2,643,745	161,002
Hegde of Credit Operations	795,007	1,587,364	667,021	1,430,972	127,986	156,392
Hegde of Securities	10,627,124	8,309,583	9,986,280	8,342,640	640,844	(33,057)
Funding Hedge	8,780,989	8,368,130	6,906,074	8,330,463	1,874,915	37,667

Condensed Consolidated Interim Financial Statements | June 30, 2024|45

*Values expressed in thousands, except when indicated

						12/31/2023
Strategies	Market Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	12,712,510	10,260,273	13,176,910	10,807,983	(464,400)	(547,710)
Hedge of Securities	12,712,510	10,260,273	13,176,910	10,807,983	(464,400)	(547,710)
Futures Contracts	23,474,440	18,881,495	21,507,468	17,409,795	1,966,972	1,471,700
Hegde of Credit Operations	4,775,959	2,377,994	4,514,260	1,210,499	261,699	1,167,495
Hegde of Securities	9,820,833	8,593,414	9,525,807	8,228,328	295,026	365,086
Funding Hedge	8,877,648	7,910,087	7,467,401	7,970,968	1,410,247	(60,881)

(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive side of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a clearing account.

(1) Credit values refer to active operations and debt operations to passive operations.

				06/30/2024	12/31/2023
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Cash Flow Hedge
Swap Agreements	-	-	-	-	10,807,983
Securities Hedge	-	-	-	-	10,807,983
Futures Contracts	-	12,933,201	5,170,874	18,104,075	17,409,795
Hegde of Securities	-	1,430,972	-	1,430,972	1,210,499
Securities Hedge	-	3,171,766	5,170,874	8,342,640	8,228,328
Hedge of Funding	-	8,330,463	-	8,330,463	7,970,968

In the Bank and Consolidated, the effect of marking to market of active swap and futures contracts was settled on 12/31/2023 (the value on 12/31/2023 - R$337).

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk. .

Total Return Swaps – TRS

These are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE).

Condensed Consolidated Interim Financial Statements | June 30, 2024|46

*Values expressed in thousands, except when indicated

				Notional
		06/30/2024		12/31/2023
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,968,970	12,937,989	3,456,614	10,293,916
Total	3,968,970	12,937,989	3,456,614	10,293,916

During the period, there was no credit event related to taxable events provided for in the contracts.

		06/30/2024		12/31/2023
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	16,906,959	16,906,959	13,750,530	13,750,530
Per Risk Classification: Below Investment Grade	16,906,959	16,906,959	13,750,530	13,750,530
Per Reference Entity: Brazilian Government	16,906,959	16,906,959	13,750,530	13,750,530

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given as a guarantee for operations negotiated on B3 with its own and third-party Derivative financial instruments is made up of federal public bonds.

	06/30/2024	12/31/2023
Financial Treasury Bill - LFT	23,088,835	20,960,140
National Treasury Bill - LTN	2,680,866	2,122,045
National Treasury Notes - NTN	2,316,998	4,988,403
Total	28,086,699	28,070,588

Condensed Consolidated Interim Financial Statements | June 30, 2024|47

*Values expressed in thousands, except when indicated

b) Operational Limits

Bacen determines that financial institutions must maintain a Reference Equity (PR), PR Level I and Main Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk portions, market risk and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% Minimum Reference Equity, plus 2.50% Capital Conservation Additional and 1.00% Additional Systemic. The PR Level I is 9.50% and the Minimum Principal Capital is 8.00%. Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital indices is calculated in a consolidated manner based on information from the Prudential Conglomerate, the definition of which is established by CMN Resolution No. 4,950/2021, as demonstrated in follow:

	06/30/2024	12/31/2023
Level I Reference Assets	84,218.8	81,259.1
Main Capital	77,058.4	75,042.8
Additional Capital (Note 16.b)	7,160.4	6,216.3
Level II Reference Equity (Note 16.b)	14,506.9	13,644.2
Reference Heritage (Level I and II)	98,725.7	94,903.3
Credit Risk (1)	593,481.2	560,780.9
Market Risk (2)	35,494.2	33,002.7
Operational Risk	57,479.3	60,491.1
Total RWA (3)	686,454.7	654,274.7
Basel Index Level I	12.27	12.43
Basel Core Capital Index	11.23	11.48
Basel Reference Equity Index	14.38	14.51

(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.

(2) Exposures to market risk subject to calculation of the capital requirement using a standardized approach and an approach using internal models. The standardized approach includes portions for market risk exposures subject to changes in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the counterparty’s credit quality (RWAcva).

(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

Financial institutions are obliged to maintain the investment of resources in Permanent Assets in accordance with the adjusted Reference Equity level. The resources invested in Permanent Assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c) Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with best market practices and operation classification and management criteria. capital of the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including Derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Resolution No. 2/20, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio scenarios on June 30, 2024.

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*Values expressed in thousands, except when indicated

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(11,188)	(309,863)	(619,726)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(80)	(1,428)	(2,856)
Inflation	Exposures subject to variation in price index coupon rates	(4,327)	(6,215)	(12,429)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(2,254)	(20,369)	(40,739)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(329)	(7,160)	(14,320)
Foreign Currency	Exposures subject to Foreign Exchange	(2,404)	(60,100)	(120,201)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(1,865)	(14,155)	(28,310)
Shares and Indexes	Exposures subject to Change in Shares Price	(2,763)	(69,078)	(138,155)
Commodities	Exposures subject to Change in Commodity Price	(30)	(745)	(1,490)
Total (1)		(25,240)	(489,113)	(978,226)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(83,645)	(2,680,173)	(5,775,160)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(31,072)	(1,059,135)	(2,226,565)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(39,440)	(587,347)	(1,084,742)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,087)	(149,428)	(274,046)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,297)	(18,984)	(37,959)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(37,246)	(657,464)	(1,377,160)
Foreign Currency	Exposures subject to Foreign Exchange	(1,374)	(34,347)	(68,693)
Total (1)		(199,161)	(5,186,878)	(10,844,325)

(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

d) Funds managed and administered not recorded on the balance sheet

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as "main" and does not hold shares in these Funds. Based on the contractual relationship that governs the management of such funds, the third parties who hold the shareholding are those who are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. Furthermore, the Bank, as manager of the funds, acts in the analysis of remuneration regimes, which are proportional to the service provided and, therefore, acts as "main".

The funds managed by the Santander Conglomerate not recorded on the balance sheet are as follows:

	06/30/2024	12/31/2023
Funds under management	2,483,129	11,871,919
Administered funds	317,612,627	291,736,828
Total	320,095,756	303,608,747

e) Securities held by third parties in custody

On June 30, 2024 and December 31, 2023, the Bank held in custody debt securities and third-party securities totaling R$69,077,652 and R$80,174,807 respectively.

Condensed Consolidated Interim Financial Statements | June 30, 2024|49

*Values expressed in thousands, except when indicated

19.	Subsequent Events

a) Acquisition of participation and investment in América Gestão Serviços em Energia S.A.

On July 4, 2024, Santander Corretora de Seguros, Investimentos e Serviços (“Santander Corretora”) concluded, in compliance with the applicable precedent conditions, the operation for acquisition and investment in América Gestão Serviços em Energia S.A. (“América Energia”), so that it now holds 70% of the Company’s share capital.

b) Acquisition of the remaining portion of Solution 4Fleet Consultoria Empresarial S.A.

On July 3, 2024, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) – a wholly-owned subsidiary of Banco Santander (Brasil) S.A. – entered into, together with the minority shareholders of Solution 4Fleet Consultoria Empresarial S.A. (“S4F”), a determined Share Purchase and Sale Agreement to acquire 0.01641% of the share capital of S4F held by minority shareholders (“Operation”). As a result of the Operation, Banco Santander (Brasil) S.A. now indirectly holds 100% of S4F’ share capital.

c) Distribution of Interest on Equity

The Board of Directors of Banco Santander, in a meeting held on July 10, 2024, presented a proposal from the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held until August 9, 2024, respectively, for the declaration and the payment of Interest on Equity, in accordance with articles 17, item XVIII and 37, § 2 of the Company's Bylaws based on the results of the semester ended on June 30, 2024, in the gross amount of R$ 1,500. 000,000.00 (one billion and five hundred million reais). Interest on Equity will be fully attributed to the mandatory dividends to be distributed by the Company for the 2024 financial year.

Condensed Consolidated Interim Financial Statements | June 30, 2024|50

*Values expressed in thousands, except when indicated

APPENDIX I – Condensed Consolidated Statement of Added Value

The following statement of added value is not required by IFRS, but is being presented as supplementary information, as required by Brazilian corporate law for public companies, and was derived from the Bank's Consolidated Financial Statements and prepared in accordance with IFRS.

	01/01 to 06/30/2024		01/01 to 06/30/2023
Interest and similar income	65,367,807		63,003,357
Fee and commission income (net)	8,249,033		7,783,403
Impairment losses on financial assets (net)	(14,310,995)		(14,108,478)
Other income and expense	1,366,752		2,251,201
Interest expense and similar charges	(38,113,187)		(40,607,149)
Third-party input	(4,100,062)		(4,105,667)
Materials, energy and other	(444,049)		(438,325)
Third-party services	(2,927,564)		(3,036,716)
Impairment of assets	(74,480)		(67,356)
Other	(653,969)		(563,270)
Gross added value	18,459,348		14,216,667
Retention
Depreciation and amortization	(1,350,504)		(1,374,436)
Added value produced	17,108,844		12,842,231
Investments in affiliates and subsidiaries	127,544		105,893
Added value to distribute	17,236,388		12,948,124
Added value distribution
Employee	5,152,858	29.9%	4,715,848	36.4%
Compensation	3,662,862		3,224,411
Benefits	998,947		924,740
FGTS	283,944		266,639
Other	207,105		300,058
Taxes, fees and contributions	5,268,077	30.6%	3,472,721	26.8%
Federal	5,264,150		3,469,306
State	355		-
Municipal	3,572		3,415
Compensation of third-party capital - rental	121,097	0.7%	107,191	0.8%
Remuneration of interest on capital	6,694,356	38.8%	4,652,364	35.9%
Dividends and interest on capital	3,000,000		3,200,000
Profit Reinvestment	3,669,525		1,432,622
Profit (loss) attributable to non-controlling interests	24,831		19,742
Total	17,236,388	100.0%	12,948,124	100.0%

Condensed Consolidated Interim Financial Statements | June 30, 2024|51

*Values expressed in thousands, except when indicated

Management Report

We present the Management Report to the Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended June 30, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) and the interpretations of the IFRS® Interpretation Committee (current name of the International Financial Reporting Interpretations Committee (IFRIC®). They will be published on July 31, 2024 at the email address www.santander.com.br/ri.

Economic performance was highlighted by the following themes:

In the international environment

In the international environment

❖	Permanence of uncertainty regarding the beginning and pace of implementation in the USA and the Euro Zone, respectively, of monetary easing cycles in advanced economies.

❖	Electoral processes in relevant emerging countries caused an increase in risk aversion associated with these economies.

In the domestic environment

❖	Advances in the regulation of the tax reform approved at the end of 2023, accompanied by a worsening in the perception regarding the evolution of Brazilian public debt, despite the continued robust performance of tax collection in the period.

After the assembly of a parliamentary working group, two bills aimed at regulating aspects of the tax reform approved at the end of 2023 should go to vote during the third quarter of 2024. As seen in the first months of the year, tax collection continued to record robust performance in the second quarter of 2024, still influenced by specific measures implemented previously and which are not expected to be recurring in the future. In contrast to the favorable dynamics of revenue, public spending also demonstrated a strong pace of growth, but in a more structural way than the evolution of revenues. This combination caused a worsening in the markets' perception regarding the trajectory of Brazilian public debt over the next few years, which ended up generating a revaluation in the prices of domestic assets.

After fluctuations between R$4.83 /US$ and R$5.05 /US$ in the first quarter of 2024, the exchange rate of the Brazilian currency against the US dollar fluctuated between R$5.00 /US$ and R$5.60 / US$ in the second quarter and ended the period quoted at R$5.59/US$, higher than the R$5.01/US$ quoted at the end of 1Q24. In Banco Santander's view, in addition to the worsening perception regarding Brazilian fiscal dynamics, the devaluation of the real was also due to the maintenance of uncertainty regarding the processes of monetary easing in advanced economies, in addition to the increase in risk aversion among international investors in relation to to emerging economies.

Banco Santander assesses that the prospect of maintaining the Selic rate at 10.50% p.a. for a prolonged period, the maintenance of a very solid performance in foreign trade and the signs that the interest rate cut cycle in the US is expected to occur in 2024 could help to reverse part of the devaluation recorded by the real in 2Q24. For these reasons, we project that the exchange rate will end 2024 at around the level of R$5.30/US$.

❖	Slowdown Positive surprises with the pace of economic activity in 1Q24 derived from resilience in the labor market and fiscal impulses

As estimated by Banco Santander, GDP in 1Q24 once again recorded strong growth after remaining practically stable in the second half of 2023. In Banco Santander's opinion, the performance was mainly caused by the resilience of the job market and the payment of a significant amount of court orders by the federal government (approximately R$93 billion), which was carried out between 2023 and 2024. Initially, this result ended up reinforcing the wave of upward revisions in the projection for GDP growth in 2024. At the end of the 1Q24, the median of economic agents' projections regarding the performance of the Brazilian economy indicated Brazilian GDP growth of 1.9% in 2024. At the end of 2Q24, the median of projections rose to 2.1%. Banco Santander also revised its projection from 1.8% to 2.0% in 2024 and could have raised it to a level higher than this, if it were not for the occurrence of floods in the state of Rio do Grande do Sul, which are expected to have a negative impact on 0.3% of GDP this year.

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*Values expressed in thousands, except when indicated

❖	Deterioration in inflation expectations leads to the interruption of the cycle of interest cuts that began in August 2023.

Although the interannual variation of the IPCA remained at a level below the ceiling of the tolerance margin stipulated by the inflation targeting system, underlying inflation measures continued to indicate difficulty in converging to the 3.0% target over the time horizon relevant to the policy. monetary. Together with the worsening perception of the dynamics of public spending in the months ahead and uncertainties in the international scenario, these factors ended up causing inflationary expectations for the coming years to worsen. At the end of 1Q24, inflation expectations for the years 2024 and 2025 were, respectively, 3.75% and 3.51%. At the end of 2Q24, expectations for the same periods reached levels of 4.00% and 3.87%, respectively. As a result, the Central Bank opted to interrupt the cycle of interest cuts that began in mid-2023 and, furthermore, signaled that it will be necessary to maintain this level of the Selic rate for a prolonged period of time so that the interannual variation of the IPCA converges to the target of 3.0%. Although Banco Santander assesses that inflationary dynamics should improve over the next few months, the institution understands that it will be difficult to achieve a substantial improvement in inflationary expectations in light of so many uncertainties present in the domestic and international spheres – a key factor in resuming the reduction process interest rates in Brazil. For this reason, the bank projects that the Selic rate will remain at the level of 10.50% p.a. until the end of 2024.

We have consolidated our strategy with a good performance in the first half. We highlight the solid volume figures, underpinned by funding and the evolution of our investments strategy, alongside the gradual resumption of business dynamics, which fuels portfolio growth, benefiting net interest income with a positive outlook for the year. We also saw a more favorable performance in fees, strengthening our portfolio diversification. We have maintained good quality in our loan portfolio, reinforcing a positive trajectory for 2024, with non-performing loan ratios under control. In terms of efficiency, we will further solidify our productivity culture. With this, we are building a robust, enduring portfolio capable of yielding sustainable results.

Managerial Income Statement1

(R$ million)	2Q24	1Q24	2Q24 x 1Q24	1H24	1H23	1H24 x 1H23
Net Interest Income	14,751	14,790	-0.3%	29,541	26,248	12.5%
Fees	5,182	4,886	6.1%	10,068	8,744	15.1%
Total Revenues	19,933	19,676	1.3%	39,608	34,992	13.2%
Allowance for Loan Losses	(5,896)	(6,043)	-2.4%	(11,939)	(12,745)	-6.3%
General Expenses	(6,314)	(6,297)	0.3%	(12,611)	(12,036)	4.8%
Others	(3,816)	(3,797)	0.5%	(7,613)	(6,317)	20.5%
Managerial Profit Before Taxes	3,907	3,539	10.4%	7,446	3,895	91.2%
Taxes and Minority Interest	(575)	(518)	10.9%	(1,092)	554	-297.1%
Recurring Managerial Net Profit	3,332	3,021	10.3%	6,353	4,449	42.8%

Managerial Net Profit	3,247	2,936	10.6%	6,184	4,210	46.9%

1 The table above considers managerial reclassifications pertaining to the Income Statement.

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*Values expressed in thousands, except when indicated

For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

The Governance structure of Banco Santander Brasil is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function independent of any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to protecting the value of the organization, its solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

To fulfill its functions and coverage risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally and which are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with recommendations and their dimension. The work programs, which describe the audit tests to be carried out, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2024.

Banco Santander continues to strengthen its organizational culture and its obsession with evolving the customer and employee experience. Protagonism and autonomy increase in favor of an environment of innovation that accelerates digital transformation and improves the offer for the most diverse segments of society.

There are 55,091 employees, considering the entire group, committed to the ambition of making Santander the main bank for each of its customers.

To this end, Santander values a diverse environment, in which each professional feels valued and builds their career with a long-term vision. Based on 5 pillars of diversity - Female Leadership; Racial Equity; Disabled people; Generational Diversity and LGBTQIA+ and the transformative force of continuous learning, each employee is the protagonist of their development journey, enriched by essential collaboration between peers and leaders, ensuring that growth opportunities are available to everyone. Santander was once again elected as one of the Best Companies to Work for in Brazil by GPTW, occupying 10th position in the national ranking of companies with more than 10,000 employees and 2nd place in the Sector Ranking of Large Banks.

Condensed Consolidated Interim Financial Statements | June 30, 2024|54

*Values expressed in thousands, except when indicated

Banco Santander's purpose is to contribute to the progress of people and businesses by supporting the construction of a fairer and more sustainable Brazil.

Environmental:

❖  End of the semester with 32.9 billion in our sustainable business portfolio. We continue to support our customers in the transition to a low-carbon economy.

❖  Advances in measuring financed CO2 emissions from the agricultural sector, an important step towards granting credit focused on transition actions and represent the baseline for the sector's NZBA (Net Zero Banking Alliance) goals.

❖  Launch of Net Zero targets for the automotive sector: car manufacturing (wholesale segment) and credit for vehicle financing in Europe.

Promoting sustainable businesses with a commitment to being Net Zero by 2050

Social:

❖ Support for the population of Rio Grande do Sul due to the floods that occurred, through the launch of the Humanitarian Aid Fund. In total, R$7.5MM was mobilized.

❖ More than 110 thousand users benefited in the pillars of education, employability and entrepreneurship through the Open Academy study platform, at Santander Universidade.

❖ Launch of the Lead Your Career Program for black professionals, which includes actions such as assessment and training in leadership skills.

Contribution to building a more inclusive society, with access to education and financial products.

Governance:

❖  Diversity and independence of the Board of Directors: 45% female members and 55% independent members, in June 2024.

❖  Important evolution in the score of the general portfolio 2023-2024 ranking of the ISE – Business Sustainability Index, going from 16th to 12th position.

❖  Featured in Exame magazine’s “Best of ESG” awards.

Promotion of ESG in our culture, through the connection of all Banco Santander businesses.

The operating policy of Banco Santander, including its controlled companies, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the independence of the auditor. This rationale provides for the following: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial functions for his client, (iii) the auditor should not promote the interests of his client, and (iv ) need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 162/2022, Banco Santander informs that in the semester ended June 30, 2024, no services were provided by PricewaterhouseCoopers unrelated to the independent audit of the Financial Statements of

Condensed Consolidated Interim Financial Statements | June 30, 2024|55

*Values expressed in thousands, except when indicated

Banco Santander and controlled companies greater than 5% of total fees relating to independent audit services. Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include the evaluation of the work provided, covering any service that is not independent auditing of the Financial Statements of Banco Santander and controlled companies. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence.

We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on July 30, 2024).

Condensed Consolidated Interim Financial Statements | June 30, 2024|56

Composition of Management Bodies as of June 30, 2024

Administrative Board

Deborah Stern Vieitas – Presidente (independent)

Jose Antonio Alvarez Alvarez – Vice-president

Deborah Patricia Wright – Counselor (independent)

Ede Ilson Viani - Counselor

José de Paiva Ferreira – Counselor (independent)

José Garcia Cantera – Counselor

Marília Artimonte Rocca - Counselor (independent)

Mario Roberto Opice Leão – Counselor

Cristiana Almeida Pipponzi – Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Vanessa de Souza Lobato Barbosa - Counselor (independent)

Audit Committee

Pedro Augusto de Melo – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

Andrea Maria Ramos Leonel – Member

René Luiz Grande – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator

Deborah Stern Vieitas – Member

José Mauricio Pereira Coelho - Member

Jaime Leôncio Singer – Member

Sustainability Committee

Marília Artimonte Rocca – Coordinator

Álvaro Antônio Cardoso de Souza – Member

Vivianne Naigeborin - Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Deborah Stern Vieitas – Coordinator

Deborah Patricia Wright – Member

Cristiana Almeida Pipponzi - Member

Jose Antonio Alvarez – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Deborah Stern Vieitas - Member

Luiz Fernando Sanzogo Giorgi – Member

Vanessa de Souza Lobato Barbosa - Member

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Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Luis Guilherme Mattoso de Oliem Bittencourt

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki.

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

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Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended June 30, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on June 30, 2024:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Luis Guilherme Mattoso de Oliem Bittencourt

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki.

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Directors' Statement on the Independent Auditors' Report

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended June 30, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on June 30, 2024:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Luis Guilherme Mattoso de Oliem Bittencourt

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki.

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Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Santander´s Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions and companies’ part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with the U.S. Securities and Exchange Commission, the Audit Committee acts as the Audit Committee of Santander in accordance with the provisions of the Sarbanes-Oxley Act.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of five independent members, elected according to resolution approved at the meeting of the Board of Directors held on May 02, 2024. It acts through meetings with executives, auditors and specialists and conducts analyzes based on the reading of documents and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Committee's reports are regularly sent to the Board of Directors, through regular reports from the Committee coordinator at Board of Directors meetings.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

IFRS - The Audit Committee reviewed the financial statements of Santander, confirming its adequacy, in compliance with Brazilian corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and, as listed on the NYSE, issued by the SEC and Sarbanes-Oxley Act. In this regard, it acknowledged the results recorded in the first half ended June 30, 2024 of Santander, in IFRS standard.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks - including attending meetings of the Risk and Compliance Committee, the Executive Vice-Presidency of Technology and Operations, Compliance area and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with current regulations.

III – Internal Audit

The Audit Committee met formally with the Chief Audit Officer and with other Internal Audit representatives on several occasions during the first semester of 2024, in addition to receiving the report of the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the recommendation of the Annual Report from 2023 and the work plan for 2024 to the Board of Directors; (ii) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; (iii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress; and (iv) meeting the demands of regulatory bodies. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

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IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the first half of 2024. At these meetings the following topics were highlighted: discussion of the work plan for 2024, discussions involving the financial statements for the first semester ended June 30, 2024, accounting practices, the main audit matters (“PAAs”) and eventual deficiencies and recommendations raised in the internal control report and detailed report on the revision of “Allowance for Loan Losses”. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Committee also met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V – Ombudsman

In accordance with the current regulation, specific works were carried out in the first semester of 2024, which were presented to the Audit Committee that discussed and evaluated them. In addition to reporting the work of 2024, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the companies part of the Conglomerate that have their own Ombudsman for the semester ended December 31, 2023.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring the ESG themes; (v) monitoring of topics related to conduct, PLD/CFT, KYC policies and action plans for continuous improvements; (vi) monitoring of the activities of the customer relations department, its action plans and results; (vii) monitoring of tax, labor and civil litigation; (viii) review and approval of the Tax Credit Realization Technical Study; and (ix) monitoring of provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Santander, for the semester ended on June 30, 2024, recommending its approval by the Board of Directors of Santander.

São Paulo, July 23, 2024.

Audit Committee

Pedro Augusto de Melo – Chairman

Maria Elena Cardoso Figueira – Financial Expert

René Luiz Grande

Andrea Maria Ramos Leonel

Luiz Carlos Nannini

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 1, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer